Exhibit 99.3

FASF

May 12, 2006

Consolidated Financial Results for Fiscal 2005

(Year Ended March 31, 2006)

Daiichi Pharmaceutical Co., Ltd.

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

Meeting of the Board of Directors: May 12, 2006

Parent company name: DAIICHI SANKYO COMPANY, LIMITED (stock code 4568)

Parent company shareholding in the Company: 100%

U.S. accounting standards: Not applicable

Consolidated Financial Results for Fiscal 2005

(1) Consolidated Financial Results

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Fiscal 2005	346,447	5.5	76,087	35.7	77,929	36.0
Fiscal 2004	328,534	1.8	56,063	21.6	57,320	22.7

	Net income		Basic net income per share	Diluted net income per share	Return on equity	Ordinary income as a percentage of total assets	Ordinary income as a percentage of net sales
	Millions of yen	Percent change	Yen	Yen	%	%	%
Fiscal 2005	37,409	0.6	138.59	138.55	8.0	13.6	22.5
Fiscal 2004	37,175	39.4	137.95	137.90	8.5	10.7	17.4

Notes:

1.	Equity in earnings (losses) of affiliated companies accounted for using the equity method:

Fiscal 2005:	(¥369 million)
Fiscal 2004:	(¥399 million)

2.	Weighted-average number of common shares issued and outstanding during the fiscal year (consolidated):

Fiscal 2005:	269,078,712 shares
Fiscal 2004:	268,481,535 shares

3.	Changes in accounting policies: Yes

4.	Percentages for net sales, operating income, ordinary income and net income represent a change from the corresponding results in the previous fiscal years.

(2) Consolidated Financial Position

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2005	597,701	481,181	80.5	1,785.55
Fiscal 2004	546,555	448,563	82.1	1,670.71

Note:  Total number of common shares issued and outstanding at the end of the fiscal year (consolidated):

Fiscal 2005:	269,420,093 shares
Fiscal 2004:	268,404,023 shares

(3) Consolidated Cash Flows

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net cash flows from operating activities	Net cash flows from investing activities	Net cash flows from financing activities	Cash and cash equivalents at the end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
Fiscal 2005	66,998	(18,528)	(36,127)	98,823
Fiscal 2004	35,571	(21,989)	(12,369)	91,571

(4) Scope of Consolidation and Application of Equity Method

Number of consolidated subsidiaries:	21
Number of non-consolidated subsidiaries accounted for by the equity method:	0
Number of affiliates accounted for by the equity method:	6

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries
(Increase)	0
(Decrease)	10
Equity method affiliates
(Increase)	4
(Decrease)	0

1. State of the Group

On September 28, 2005, Daiichi Pharmaceutical Co., Ltd. and Sankyo Company, Limited jointly implemented a share transfer and thereby created a joint holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies become wholly owned subsidiaries. Within this organizational structure, the Daiichi Group comprises Daiichi Pharmaceutical Co., Ltd. (the Company), its 24 subsidiaries (including 21 consolidated subsidiaries and 3 unconsolidated subsidiaries) and 7 affiliated companies, for a total of 32 companies. The lines of business of Daiichi Group companies, the positioning of principal companies within the Group, and the operating and geographic segments to which each company belongs are shown below.

Operating Segments	Lines of Business	Principal Group Companies
Pharmaceuticals	Prescription drugs Diagnostic and radiopharmaceuticals OTC drugs Veterinary and livestock feed products	Japan

Daiichi Pharmaceutical Co.,Ltd.

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Asubio Pharma Co., Ltd.

Daiichi Pharmatech Co., Ltd.

Tokyo Iyaku Shiki Co., Ltd.

Nishimura Shiki Co., Ltd.

Daiichi Butsuryu Co., Ltd.

D. P. C. Medical Co., Ltd.

Kanto Daiichi Service Co., Ltd.

Daiichi Sankyo Healthcare Co., Ltd.

Unconsolidated subsidiaries: 2; affiliated companies: 2

Total 17 companies

Overseas

Daiichi Pharmaceutical UK Ltd.

Daiichi Pharmaceutical (Beijing) Co., Ltd.

Daiichi Pharmaceutical Asia Ltd.

Daiichi Pharmaceutical Taiwan Ltd.

Daiichi Pharmaceutical Korea Co., Ltd.

Daiichi Pharmaceutical (Thailand) Ltd.

Laboratoires Daiichi Sanofi–Aventis

Daiichi Asubio Pharmaceuticals, Inc.

Daiichi Asubio Holdings, Inc.

Daiichi Asubio Medical Research Laboratories LLC

Daiichi Sankyo Inc.

Total 11 companies

Other Business	Fine chemical business Safety research business Other business	Japan	Daiichi Pure Chemicals Co., Ltd. Daiichi Fine Chemical Co., Ltd. Daiichi Jisho Co., Ltd. Other affiliated company: 1 Total 4 companies

		Overseas	Daiichi Fine Chemical Europe GmbH Unconsolidated subsidiary: 1 Total 2 companies

Pure holding company (parent company)		Japan	DAIICHI SANKYO COMPANY, LIMITED

In Japan	Overseas

As of March 31, 2006; Millions of yen

Name	Location	Capital or investment	Principal business operations	Percentage of voting rights held (%)	Details of Relationship
					Concurrently serving directors, etc.	Financial support	Operating transactions	Facilities leased
Parent Company

DAIICHI SANKYO COMPANY, LIMITED (Note 2)	Chuo-ku, Tokyo	50,000	Holding company	100	5	—	The Company contracted management service	—

Consolidated Subsidiaries

Daiichi Pure Chemicals Co., Ltd.	Chuo-ku, Tokyo	1,275	Pharmaceuticals Other	100	1	Facility- related loans and working capital	The Company purchases a portion of bulk pharmaceutical materials and diagnostics products, and also commissions testing and trials.	—

Daiichi Radioisotope Laboratories, Ltd. (Note 3)	Chuo-ku, Tokyo	1,400	Pharmaceuticals	100 (17)	1	—	—	—

Daiichi Fine Chemical Co., Ltd.	Takaoka-shi, Toyama	2,276	Pharmaceuticals Other	100	1	Facility- related loans and working capital	The Company purchases bulk pharmaceutical materials.	—

Saitama Daiichi Pharmaceutical Co., Ltd.	Kasukabe-shi, Saitama	1,005	Pharmaceuticals	100	2	—	The Company purchases pharmaceutical products.	—

Daiichi Asubio Pharma Co., Ltd. (Notes 4 and 5)	Minato-ku, Tokyo	11,000	Pharmaceuticals	100	6	Working capital	The Company purchases pharmaceutical products.	—

Daiichi Pharmatech Co., Ltd. (Note 6)	Chuo-ku, Tokyo	100	Pharmaceuticals	100	—	Working capital	The Company purchases pharmaceutical products.	Manufacturing facilities and land

Daiichi Jisho Co., Ltd.	Chuo-ku, Tokyo	100	Other	100	1	—	The Company commissions building administration, etc.	Business-use office space

Daiichi Butsuryu Co., Ltd.	Sumida-ku, Tokyo	50	Pharmaceuticals	100	1	—	The Company commissions transport and storage of the Company’s products.	Business-use office space

D. P. C. Medical Co., Ltd.	Chuo-ku, Tokyo	50	Pharmaceuticals	100	1	—	The Company purchases marketing and promotion materials.	—

Kanto Daiichi Service Co., Ltd.	Edogawa-ku, Tokyo	10	Pharmaceuticals	100	—	—	The Company commissions equipment maintenance, etc.	Business-use office space

Daiichi Pharmaceuticals UK Ltd.	London, UK	400 thousand pounds	Pharmaceuticals	100	—	—	The Company commissions R&D	—

Daiichi Pharmaceutical (Beijing) Co., Ltd. (Notes 4 and 7)	Beijing, China	63,800 thousand U.S. dollars	Pharmaceuticals	100	1	Facility- related loans	The Company sells bulk pharmaceutical materials	—

Daiichi Pharmaceutical Asia Ltd.	Hong Kong, China	3,000 thousand HK dollars	Pharmaceuticals	100	—	—	The Company commissions academic marketing promotion activities.	—

Daiichi Pharmaceutical Taiwan Ltd.	Taipei, Taiwan	80,000 thousand NT dollars	Pharmaceuticals	100	1	—	The Company sells bulk pharmaceutical materials	—

Name	Location	Capital or investment	Principal business operations	Percentage of voting rights held (%)	Details of Relationship
					Concurrently serving directors, etc.	Financial support	Operating transactions	Facilities leased
Daiichi Pharmaceutical Korea Co., Ltd.	Seoul, Korea	3,000 million W	Pharmaceuticals	70	1	—	The Company commissions marketing of the Company’s products.	—

Daiichi Pharmaceutical (Thailand) Ltd.	Bangkok, Thailand	10,000 thousand baht	Pharmaceuticals	100	—	—	The Company commissions marketing of the Company’s products.	—

Laboratoires Daiichi Sanofi–Aventis (Note 8)	Paris, France	154 thousand euros	Pharmaceuticals	51	3	—	The Company commissions R&D.	—

Daiichi Fine Chemical Europe GmbH (Note 3)	Dusseldorf, Germany	511 thousand euros	Other	100 (100)	—	—	The Company commissions marketing of the Company’s products.	—

Daiichi Asubio Pharma- ceuticals, Inc. (Note 3)	New Jersey, U.S.	1 U.S. dollar	Pharmaceuticals	100 (100)	1	—	—	—

Daiichi Asubio Holdings, Inc. (Notes 3 and 9)	Delaware, U.S.	6,000 thousand U.S. dollars	Pharmaceuticals	100 (100)	1	—	—	—

Daiichi Asubio Medical Research Laboratories LLC (Notes 3 and 9)	Massachusetts, U.S.	6,272 thousand U.S. dollars	Pharmaceuticals	100 (100)	1	—	—	—

Affiliated Companies Accounted for by the Equity Method
Sanofi-Pasteur-Daiichi Vaccines Co., Ltd. (Note 10)	Edogawa-ku, Tokyo	310	Pharmaceuticals	50	3	Working capital	The Company commissions R&D.	Business- use office space

Laboratoires Daiichi Sanofi–Synthelabo (Note 11)	Shinjuku-ku, Tokyo	100	Pharmaceuticals	49	2	Working capital	The Company commissions R&D.	—

Tokyo Iyaku Shiki Co., Ltd. (Note 12)	Shimada-shi, Shizuoka	163	Pharmaceuticals	31	—	—		—

Nishimura Shiki Co., Ltd. (Note 12)	Takatsuki-shi, Osaka	30	Pharmaceuticals	31	—	—		—

Daiichi Sankyo Healthcare Co., Ltd. (Note 13)	Chuo-ku, Tokyo	10	Pharmaceuticals	50	1	—		Research- use office space

Daiichi Sankyo Inc. (Note 14)	New Jersey, U.S.	24.985 thousand U.S. dollars	Pharmaceuticals	19	—	—	The Company commissions marketing of the Company’s products, and R&D.	—

Notes

1.	The “Principal business operations” column contains the name of the operating segment to which the business operations are classified.

2.	This company files a separate securities report to the Ministry of Finance in Japan.

3.	Figures in parentheses within the “Percentage voting rights held” column represent a percentage of indirect ownership held by the Company. Indirect ownership and voting rights in Daiichi Radioisotope Laboratories, Ltd., are owned by Daiichi Pure Chemicals Co., Ltd. Indirect ownership and voting rights in Daiichi Fine Chemical Europe GmbH is owned by Daiichi Fine Chemical Co., Ltd. Indirect ownership and voting rights in Daiichi Asubio Pharmaceuticals, Inc., Daiichi Asubio Holdings, Inc., and Daiichi Asubio Medical Research Laboratories, LLC, are all owned by Daiichi Asubio Pharma Co., Ltd.

4.	These companies are qualified as significant subsidiary as defined in the regulations under the Securities Exchange Law of Japan.

5.	Daiichi Suntory Pharma Co., Ltd. merged with Daiichi Suntory Biomedical Research Ltd. as of April 1, 2005. In addition, on September 15, 2005, the Company purchased from Suntory Ltd. all of the remaining shares in Daiichi Suntory Pharma Co., Ltd., and thereby increased its voting interests in Daiichi Suntory Pharma Co., Ltd. to 100%. Further, as of October 1, 2005, the corporate name of Daiichi Suntory Pharma Co., Ltd. was changed to Daiichi Asubio Pharma Co., Ltd.

6.	On April 1, 2005, Daiichi Pharmatech Co., Ltd. took over the operations of the three factories—Osaka Factory, Shizuoka Factory, and Akita Factory—that had been spun-off from the Company. At the same time, Daiichi Pharmatech Co., Ltd. merged with two of the Company’s subsidiaries—Kansai Daiichi Service Co., Ltd. and Daiichi Technos Co., Ltd.

7.	Daiichi Pharmaceutical (Beijing) Co., Ltd. took over Daiichi Pharmaceutical (China) Co., Ltd. by merger on January 10, 2006.

8.	Laboratoires Daiichi Sanofi-Synthelabo changed its name to Laboratoires Daiichi Sanofi-Aventis on June 24, 2005.

9.	Daiichi Asubio Holdings, Inc. and Daiichi Asubio Medical Research Laboratories, LLC decided to cease their operations in May 2005.

10.	Aventis Pasteur-Daiichi Vaccines Co., Ltd. changed its name to Sanofi-Pasteur-Daiichi Vaccines Co., Ltd. on July 29, 2005.

11.	Laboratoires Daiichi Sanofi–Synthelabo changed its name to Laboratoires Daiichi Sanofi–Aventis on April 1, 2006.

12.	The Company sold a portion of its shares in Tokyo Iyaku Shiki Co., Ltd. and Nishimura Shiki Co., Ltd. and reduced its voting interests in each of those companies to 31%. As a result, at the end of the fiscal year, these two companies are accounted as affiliated companies.

13.	On April 1, 2006, the Company divested its healthcare operations, which became part of Daiichi Sankyo Healthcare Co., Ltd. The Company holds 33.33% of its voting rights as a result of this divesture.

14.	On March 31, 2006, Sankyo Pharma Inc., a subsidiary of Sankyo Company, Limited, merged with three subsidiaries of the Company (Daiichi Pharma Holdings, Inc., Daiichi Pharmaceutical Corporation and Daiichi Medical Research, Inc.), with Sankyo Pharma Inc. as the surviving entity. This company then changed its name to DAIICHI SANKYO, INC.

15.	Because the percentage of consolidated net sales accounted for by an individual consolidated subsidiary (excluding inter-company transactions among the consolidated companies) was less than 10%, selected financial information of the subsidiaries has been omitted herein.

2. Management Policies

On September 28, 2005, the Company and Sankyo Company, Limited jointly implemented a joint stock transfer and thereby established a holding company—DAIICHI SANKYO COMPANY, LIMITED—under which both companies have become wholly owned subsidiaries. For information on the Daiichi Sankyo Group’s principal management policies and corporate strategies, please refer to the DAIICHI SANKYO COMPANY’s report on the Consolidated Financial Results (“Kessan Tanshin”) for the fiscal year.

3. Results of Operations and Financial Position

I. Results of Operations

1. Overview of the fiscal year

(Millions of yen)

	Net sales	Operating income	Ordinary income	Net income
Fiscal 2004	328,534	56,063	57,320	37,175
Fiscal 2005	346,447	76,087	77,929	37,409
Change (%)	5.5	35.7	36.0	0.6

(1) Overview of Performance

Competition continues to intensify in the pharmaceutical markets worldwide, particularly among “global-mega” pharmaceutical companies in the areas of both new drug-related R&D and marketing activities. In Japan, the reorganization of national university hospitals and other national hospitals into independent medical corporations is one of several factors promoting changes in the medical industry environment. With an increasing number of medical institutions adopting a new comprehensive hospital treatment evaluation system, conditions are becoming harsher as pressures grow to contain healthcare costs.

Facing such harsh conditions, the Daiichi Group focused its marketing efforts on expanding markets for its products by promoting the proper use of drugs through the provision of information related to the efficacy and safety of its products. Higher revenue from domestic sales of prescription drugs, an increase in bulk levofloxacin exports, and a receipt of milestone payments related to the approval on manufacturing and marketing of Plavix contributed to an increase in net sales. Net sales totaled ¥346,447 million, an increase of 5.5% compared with the previous year. Regarding profitability, increased expenses related to the expansion of global R&D programs and the business integration with Sankyo Company, Limited were offset by higher revenues plus cost-of-sales reductions following the start of operations at Daiichi Pharmatech Co., Ltd. Operating income and ordinary income both increased significantly compared with the previous year. Operating income rose significantly by 35.7% to ¥76,087 million, while ordinary income increased by 36.0% to ¥77,929 million. As a result, net income was kept higher than the prior year level even after an extraordinary loss arising from the integration with Sankyo Company, Limited, rising by 0.6% to ¥37,409 million. The amounts of net sales, operating income, ordinary income and net income all marked the new record highs.

The percentage of consolidated net sales derived from overseas operations was 21.5%.

(2) Segment Information

Operating segment

(Millions of yen)

Operating segment	Net sales			Operating income
	Fiscal 2004	Fiscal 2005	Increase (Decrease)	Fiscal 2004	Fiscal 2005	Increase (Decrease)
Pharmaceuticals	311,844	331,135	19,290	64,096	86,319	22,223

Other	16,689	15,312	(1,377)	(78)	446	525

Subtotal	328,534	346,447	17,913	64,017	86,766	22,748

Eliminations	—	—	—	(7,953)	(10,678)	(2,724)

Consolidated	328,534	346,447	17,913	56,063	76,087	20,024

Note: Net sales are the amounts of sales to external customers.

Pharmaceuticals

<Prescription Drugs>

Harsh conditions prevailed for original drug manufacturers in the Japanese prescription drug market amid the ongoing impact of measures intended to reduce healthcare spending, including a move to promote the use of generic pharmaceuticals. Business conditions became particularly tougher toward the fiscal year-end, with the revisions to tariffs for medical treatment reimbursement and National Health Insurance (NHI) drug prices approaching in April 2006. Leading products Cravit, a mainstay broad-spectrum oral antibacterial agent, and Omnipaque, a nonionic contrast medium, both recorded sales significantly above the previous year level. Other products that contributed to sales growth included Artist, a long-acting beta-blocker for treating high blood pressure, angina, and chronic cardiac insufficiency; Mobic, a nonsteroidal anti-inflammatory agent; HANP, an agent for treating acute cardiac insufficiency; Zyrtec, a long-acting selective H1 receptor antagonist and anti-allergy agent; and Topotecin, an anticancer agent. Total domestic prescription drug sales increased by 7.8% to ¥221,866 million.

Overseas prescription drug sales were positively affected by such factors as increased bulk shipments of the antibacterial agent, levofloxacin, to the United States and Europe; sales growth generated by Evoxac, an agent for treating the symptoms of dry mouth in patients with Sjögren’s syndrome, and FLOXIN Otic, an antibacterial quinolone solution for treating ear infections; and an additional contribution due to favorable currency translation arising from yen depreciation. Overseas net sales of prescription drugs increased by 11.8% compared with the previous year to ¥68,534 million.

<Diagnostics and Radiopharmaceuticals>

Although measures aimed at containing medical costs and intensifying competition have kept the market conditions challenging, the Company recorded increased domestic sales and exports of diagnostics products. However, a decrease in sales of radiopharmaceuticals products caused total net sales of diagnostics and radiopharmaceutical products to decline by 1.9% from the previous year to ¥32,293 million.

<OTC Drugs>

Sales of two main OTC drug products—the hair-growth accelerator Karoyan Gush and the vitamin C product Cystina C—declined, due to such factors as the launch of new competing products by the competitors. Accordingly, OTC drug sales dropped by 26.3% from the previous year to ¥7,516 million.

<Other Businesses>

Although the profitability of its fine chemical operations was improved, a decrease in vitamin product sales primarily in North America and Europe and other factors caused net sales of fine chemical products to fall by 12.8% from the previous year to ¥11,308 million. Total net sales in the other businesses segment, including fine chemicals, declined by 8.3% from the previous year, to ¥15,312 million.

R&D Activities

Daiichi’s R&D programs aim to generate a stream of innovative drug development candidates by targeting the discovery of new drug target molecules and the acquisition of innovative new drug “seeds.” Preclinical research on DC-159a, a new quinolone drug candidate for treating a broad range of infections, has now been completed, and preparations are underway for the drug to enter Phase I clinical trials.

Daiichi has a number of alliances with external research institutions, including a collaborative research program with the UCSF Cancer Research Institute and Rigel Pharmaceuticals, Inc. (both based in the U.S.) to identify potential drug treatments that act on molecular targets in the cancer field and a joint genomic drug discovery program with Japan-based Kazusa DNA Research. Results obtained from these programs are facilitating new drug discovery. Another genomic drug discovery program conducted jointly with Japan-based Celestar Lexico-Sciences, Inc. has accomplished its research goals. With a view to a new drug discovery, this program is now focusing on verifying the potential clinical significance for treating disease of the protein interactions discovered. Separately, in March 2005, the Company and MediBIC ALLIANCE jointly established a drug development venture capital fund to facilitate the collection of promising technologies as well as the realization of collaborative researches.

Moreover, in September 2005, the Company reached an agreement with GE Healthcare (the healthcare division of U.S.-based General Electric Company) regarding R&D collaboration related to new imaging agents, and is engaged in R&D projects aimed at meeting potential therapeutic needs of patients in the Japanese market.

On the drug development front, global development work is currently underway with DU-176b, an oral factor-Xa inhibitor; DZ-697b, a novel antiplatelet agent; DX-619, a new quinolone compound for treating drug-resistant infections; DJ-927, a taxane derivative anti-cancer chemotherapeutic agent; and DW-908e, an anti-allergy agent.

In Japan, Kissei Pharmaceutical Co., Ltd. received regulatory approval in January 2006 to manufacture and distribute Urief (silodosin), an agent for treating dysuria jointly developed with the Company (the launch is planned for May 2006). Clinical trials with this drug are also currently underway in China. Based on an agreement reached in September 2005 to transfer all the marketing rights to the Sanofi-Aventis Group, Daiichi transferred the approval for Plavix (clopidogrel sulfate), an antiplatelet agent, to their Japansese subsidiary Sanofi-Aventis K.K. in March 2006. The Company and Sanofi-Aventis K.K. plan to continue collaborating on the production and promotion of Plavix in Japan. In addition, the Daiichi Group has applications pending in Japan for Sonazoid, an ultrasonic contrast medium, and for ActHIB, the first Haemophilus influenzae type b conjugate vaccine for pediatric use in Japan (the NDA is sponsored by Aventis Pasteur-Daiichi Vaccines Co., Ltd.) Elsewhere, in April 2006, Daiichi received regulatory approval with a partial change for the additional indication of hepatitis C-induced liver cirrhosis for Feron, a natural interferon-beta agent jointly developed with Toray Industries, Inc. of Japan.

Following the inclusion in the NHI reimbursement listing on April 1, 2006 of the Synchromed® EL pump and InDura® catheter medical devices required for continuous administration of the drug into the intrathecal cavity, the Company commenced sales in Japan of Gabalon Intrathecal Injection (baclofen), an anti-spasticity agent, for which the Company previously received manufacturing and marketing approval in April 2005, in combination with these delivery devices. Gabalon Intrathecal has been designated an orphan drug an agent for rare diseases. The Company also submitted an application to expand the efficacy to include pediatric applications in May 2005.

Other noteworthy products under development pipelines include DU-6859a (sitafloxacin), a quinolone antibacterial agent discovered and developed in-house, and HGF DNA plasmid, an agent for treating peripheral arterial disease and ischemic heart disease, for which exclusive marketing rights in Japan, the United States, and Europe have been obtained from AnGes MG, Inc.

In addition, Daiichi Asubio Pharma Co., Ltd. is proceeding with domestic clinical trials of SUN Y7017 (memantine hydrochloride), an agent for treating Alzheimer’s disease, and SUN 11031 (ghrelin), an agent for treating anorexia nervosa.

Regarding OTC products, the Company has conducted clinical testing of an orally administered tranexamic acid preparation designed to reduce skin wrinkles and confirmed the preparation’s efficacy based on objective evaluations.

Manufacturing and Technologies

In April 2005, Daiichi Pharmatech Co., Ltd. began full-scale operations, took over the operations of the three of the Company’s domestic manufacturing facilities and merged with Kansai Daiichi Service Co., Ltd. and Daiichi Technos Co., Ltd. with goals of improving quality and technology levels and achieving further cost reductions. The cost reductions achieved to date by such moves have exceeded initial expectations.

As part of its strategy of maintaining distribution quality while reducing the costs, the Company completed the closing of the Sapporo Distribution Center in July 2005 and transfer of that facility’s functions to the Tokyo Distribution Center. In January 2006, the Company also transferred distribution functions of Shizuoka Distribution Center to Osaka Distribution Center.

In order to realize considerable reduction in cost of sales, the Daiichi Group has been working to shift to a new levofloxacin manufacturing method involving a new synthesis technology. Having completed transition of levofloxacin exported to the United States during the previous fiscal year, the Daiichi Group is pursuing its effort to complete the transition with respect to levofloxacin exported to Europe during the year.

In October 2005, Daiichi Asubio Pharma Co., Ltd. completed the construction of a bio bulk manufacturing facility at its Chiyoda Pharma Factory that is designed to meet growing demands of HANP injectable 1000 as well as other newly developed products.

Group-wide Initiatives

Regarding structural reforms, the Daiichi Group has moved forward with an effort to create a slim and strong group business structure. This effort has resulted in the consolidation of Group drug discovery functions, the transfer of veterinary and livestock feed products business to a company outside the Group, the establishment of Daiichi Pharmatech Co., Ltd. to handle manufacturing functions, the closing and consolidation of distribution centers, and other achievements. In preparation for the integration of operations with Sankyo Company, Limited in April 2007, the Daiichi Group will continue to implement such other measures, with the objective of establishing the best and competitively strong Group structure.

Regarding moves to introduce and upgrade the information systems, the Company has been proceeding with the introduction of enterprise resource planning (ERP) systems at major domestic Group companies. The Company is currently working on an implementation of the supply-chain management systems, and the manufacturing administration function of the systems at Daiichi Radioisotope Laboratories, Ltd., began its full-scale operations in May 2005.

Litigation

The Company has now settled with most of the civil claims in the U. S., following the earlier antitrust judgment against the Company related to its sales of bulk vitamins. In Europe, the Company was in the process of an appeal with the European Court of First Instance to reduce the fine initially imposed by the European Commission. The Company has since accepted the verdict of the court, whose ruling issued in March 2006 resulted in the fine being reduced to €18 million. As a part of the fine had been expensed as an extraordinary loss in the year ended March 31, 2002, and the balance was charged in the extraordinary losses in the year ended March 31, 2006.

In the U. S., with its local licensee as co-plaintiff, Daiichi filed a patent infringement lawsuit in a U.S. district court against the Mylan Group, who had filed an application for a generic version of levofloxacin (one of the Company’s leading products). The U.S. district court ruled in favor of the Company in December 2004, which was then appealed by the Mylan Group. In December 2005, the appellate court affirmed the decision by the U.S. district court. Going forward, the Daiichi Group will continue to rigorously defend its intellectual property rights.

II. Financial Position

1. Overview of the fiscal year

<Assets, Liabilities and Shareholders’ Equity>

Total assets amounted to ¥597.7 billion at the end of the fiscal year, an increase of ¥51.1 billion compared with the previous year-end. Within current assets, marketable securities increased by ¥8.3 billion. Within non-current assets, investment securities increased by ¥33.8 billion, reflecting appreciation in market values. Total liabilities increased by ¥19.7 billion, due largely to higher income taxes payable. Within shareholders’ equity, although retained earnings declined by ¥24.9 billion due to factors such as dividend payments and treasury stock cancellations, net unrealized gains on investment securities increased by ¥17.7 billion. Total shareholders’ equity increased by ¥32.6 billion compared with the previous year-end.

<Consolidated Cash Flows>

(Millions of yen)

Accounting Items	Fiscal 2004	Fiscal 2005	Change
Net cash flows from operating activities	35,571	66,998	31,427
Net cash flows from investing activities	(21,989)	(18,528)	3,460
Net cash flows from financing activities	(12,369)	(36,127)	(23,758)
Effect of exchange rate changes on cash and cash equivalents	12	451	438
Net increase (decrease) in cash and cash equivalents	1,225	12,794	11,569
Cash and cash equivalents at end of period	91,571	98,823	7,251

Net cash provided by operating activities amounted to ¥66,998 million, an increase of ¥31,427 million compared with the previous year. Besides higher net income before taxes and minority interests, the increase reflected an increase in net cash inflows of ¥30.3 billion due to a decrease in accrued retirement and severance benefits and an increase in prepaid pension costs, which were associated with changes in the Company’s pension benefit arrangements.

Net cash used in investing activities totaled ¥18,528 million, a decrease of ¥3,460 million from the previous year. This change reflected such cash payments as one for the acquisition of minority shares which was partially funded by the redemption of bonds with maturities exceeding three months.

Net cash used in financing activities amounted to ¥36,127 million, an increase in net cash outflows compared with the previous year of ¥23,758 million. Besides an increase in the year-end dividends paid to shareholders, the increase reflected the payment of an interim dividend totaling ¥31.2 billion as the first dividend from the Daiichi Group to its holding company.

After factoring in the effect of excluding certain U.S. subsidiaries from the scope of consolidation, total cash and cash equivalents at March 31, 2006 amounted to ¥98,823 million, an increase of ¥7,251 million compared with the previous year-end.

<Principal Financial Indicators>

	Fiscal 2003	Fiscal 2004	Fiscal 2005
Shareholders’ equity ratio (%)	80.9	82.1	80.5
Debt redemption period (years)	0.0	0.0	0.0
Interest coverage ratio (times)	48,280.4	51,372.9	138,405.3

Notes

1.	Shareholders’ equity ratio = total shareholders’ equity/total assets

2.	Interest-bearing debt ratio = interest-bearing debt/operating cash flows

3.	Interest coverage ratio = operating cash flows /interest paid

•	All indicators in the above table were calculated based on a consolidated basis.

•	Interest-bearing debt includes all consolidated balance sheets liabilities which are subject to an interest payment.

•	Operating cash flows equal to the amount of cash flows from operating activities in the consolidated statements of cash flows less the amounts of “interest paid” and “income taxes paid”.

•	Interest paid equals to the “interest paid” included in the consolidated statements of cash flows.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	See Note	As of March 31, 2005			As of March 31, 2006			Change
		Amount		%	Amount		%	Amount
ASSETS
I. Current assets:
1. Cash and time deposits			16,395			13,566
2. Trade notes and accounts receivable			88,168			89,892
3. Marketable securities			107,514			115,884
4. Parent company stock			—			6,986
5. Mortgage-backed securities			20,000			16,500
6. Inventories			40,486			36,690
7. Deferred tax assets			13,826			15,287
8. Other current assets			13,496			15,998
Allowance for doubtful accounts			(50)			(35)

Total current assets			299,836	54.86		310,772	51.99	10,935
II. Non-current assets:
1. Property, plant and equipment:
(1) Buildings and structures	*1	141,983			144,457
Less accumulated depreciation		86,013	55,969		89,128	55,328

(2) Machinery, equipment and vehicles	*1	112,430			114,615
Less accumulated depreciation		92,724	19,705		94,986	19,629

(3) Land	*1		17,526			16,627
(4) Construction in progress			6,029			5,934
(5) Other	*1	38,264			38,150
Less accumulated depreciation		31,892	6,372		32,107	6,042

Total property, plant and equipment, net			105,602	19.32		103,562	17.33	(2,040)
2. Intangible assets:
(1) Goodwill, net			—			9,241
(2) Other intangible assets, net			6,796			6,280

Total intangible assets, net			6,796	1.24		15,521	2.60	8,725

(Millions of yen)

	See Note	As of March 31, 2005		As of March 31, 2006		Change
		Amount	%	Amount	%	Amount
3. Investments and other assets:
(1) Investment securities	*2	105,461		139,309
(2) Long-term loans		763		880
(3) Prepaid pension costs		15,493		14,356
(4) Deferred tax assets		3,167		3,370
(5) Other assets	*2	9,756		10,229
Allowance for doubtful accounts		(323)		(301)

Total investments and other assets		134,319	24.58	167,845	28.08	33,525

Total non-current assets		246,718	45.14	286,929	48.01	40,210

Total assets		546,555	100.00	597,701	100.00	51,145

LIABILITIES
I. Current liabilities:
1. Trade notes and accounts payable		17,182		17,599
2. Short-term bank loans	*1	18		0
3. Income taxes payable		8,401		23,410
4. Allowance for sales returns		448		245
5. Allowance for sales rebates		1,421		1,309
6. Other current liabilities		46,867		42,741

Total current liabilities		74,339	13.60	85,305	14.27	10,966

II. Non-current liabilities:
1. Long-term debt	*1	5		4
2. Deferred tax liabilities		9,791		21,620
3. Accrued retirement and severance benefits		4,754		4,932
4. Accrued directors’ retirement and severance benefits		2,200		1,520
5. Other non-current liabilities		5,318		2,748

Total non-current liabilities		22,070	4.04	30,827	5.16	8,757

Total liabilities		96,409	17.64	116,133	19.43	19,723

MINORITY INTERESTS

Minority Interests		1,582	0.29	385	0.06	(1,196)

(Millions of yen)

	See Note	As of March 31, 2005		As of March 31, 2006		Change
		Amount	%	Amount	%	Amount
SHAREHOLDERS’ EQUITY
I. Common stock	*4	45,246	8.28	45,246	7.57
II. Additional paid-in-capital		49,130	8.99	48,961	8.19
III. Retained earnings		376,144	68.82	351,242	58.77
IV. Net unrealized gain on investment securities		18,215	3.33	35,977	6.02
V. Foreign currency translation adjustments		(1,305)	(0.24)	(246)	(0.04)
VI. Treasury stock at cost	*5	(38,867)	(7.11)	—	—

Total shareholders’ equity		448,563	82.07	481,181	80.51	32,618

Total liabilities, minority interests and shareholders’ equity		546,555	100.00	597,701	100.00	51,145

(2) Consolidated Statements of Income

(Millions of yen)

	See Note	Fiscal 2004 (For the year ended March 31, 2005)			Fiscal 2005 (For the year ended March 31, 2006)			Change
		Amount		%	Amount		%	Amount
I. Net sales			328,534	100.00		346,447	100.00	17,913
II. Cost of sales	*1		100,834	30.69		92,190	26.61	(8,643)

Gross profit			227,699	69.31		254,257	73.39	26,557
III. Selling, general and administrative expenses:
1. Salaries and bonuses		38,076			38,895
2. Retirement and severance costs		3,429			3,153
3. Research and development expenses	*1	57,416			61,647
4. Other		72,713	171,636	52.24	74,473	178,169	51.43	6,532

Operating income			56,063	17.07		76,087	21.96	20,024
IV. Non-operating income:
1. Interest income		738			836
2. Dividend income		735			1,011
3. Foreign exchange gains		297			521
4. Other income		1,023	2,795	0.85	507	2,876	0.83	80

V. Non-operating expenses:
1. Interest expense		1			0
2. Loss on disposal and write-down of inventories		626			273
3. Equity in net losses of affiliated companies		399			369
4. Other expenses		510	1,538	0.47	391	1,034	0.30	(504)

Ordinary income			57,320	17.45		77,929	22.49	20,609

VI. Extraordinary gains:
1. Gain on sale of investment securities		283			204
2. Gain on sale of land		384			—
3. Gain from the return of the substitutional portion of the employees’ pension fund to the government		11,747			163
4. Gain from the transfer to the defined contribution pension plan		3,769			—
5. Gain on sale of the veterinary and livestock feed product business	*2	800	16,983	5.17	—	368	0.11	(16,615)

(Millions of yen)

	See Note	Fiscal 2004 (For the year ended March 31, 2005)			Fiscal 2005 (For the year ended March 31, 2006)			Change
		Amount		%	Amount		%	Amount
VII. Extraordinary losses:
1. Loss on business integration	*3	—			7,661
2. Loss on settlement of vitamin-related anti-trust litigations	*4	111			1,125
3. Loss on valuation of investment securities		32			301
4. Supplemental retirement benefits		—			113
5. Loss on sale of investments in affiliated Company		—			99
6. Restructuring charge	*5	7,316			—
7. Loss on settlement of employee pension fund plan	*6	381			—
8. Loss on impairment of property, plant and equipment	*7	—			1,339
9. Loss on disposal of property, plant and equipment	*8	1,792	9,633	2.93	843	11,485	3.32	1,851

Net income before income taxes and minority interests			64,670	19.69		66,813	19.28	2,142
Income tax expense-current		17,357			31,897
Income tax expense (benefit)-deferred		11,486	28,843	8.78	(2,028)	29,868	8.61	1,024

Minority interests in net losses of subsidiaries			(1,348)	(0.41)		(463)	(0.13)	884

Net income			37,175	11.32		37,409	10.80	223

(3) Consolidated Statements of Retained Earnings

(Millions of yen)

	See Note	Fiscal 2004 (For the year ended March 31, 2005)		Fiscal 2005 (For the year ended March 31, 2006)		Change
		Amount		Amount		Amount
ADDITIONAL PAID-IN CAPITAL
I. Additional paid-in capital, beginning of year			48,961		49,130	169
II. Increase in additional paid-in capital:
Gain on reissuance of treasury stock		169	169	—	—	(169)

III. Decrease additional paid-in capital:
Loss on reissuance of treasury stock		—	—	169	169	169

IV. Additional paid-in capital, end of year			49,130		48,961	(169)

RETAINED EARNINGS
I. Retained earnings, beginning of year			347,973		376,144	28,170
II. Increase in retained earnings:
1. Net income		37,175		37,409
2. Increase in retained earnings due to dilution of ownership in consolidated subsidiaries		—	37,175	12,522	49,931	12,755

III. Decrease in retained earnings:
1. Cash dividends		8,071		37,935
2. Bonuses to directors		160		144
3. Changes in scope of investments accounted for under the equity method		772		—
4. Retirement of treasury stocks		—		36,683

5. Loss on reissuance of treasury stock		—	9,004	69	74,833	65,828

IV. Retained earnings, end of period			376,144		351,242	(24,901)

(4) Consolidated Statements of Cash Flows

(Millions of yen)

	See Note	Fiscal 2004 (For the year ended March 31, 2005)	Fiscal 2005 (For the year ended March 31, 2006)	Change
		Amount	Amount	Amount
I. Cash flows from operating activities:
Income before income taxes and minority interests		64,670	66,813	2,142
Depreciation		15,946	14,133	(1,813)
Loss on impairment of property, plant and equipment		—	1,339	1,339
Amortization of goodwill		3	1,026	1,023
Decrease in accrued retirement and severance benefits		(14,807)	(328)	14,479
Decrease (increase) in prepaid pension costs		(15,493)	1,136	16,630
Decrease in allowance for doubtful accounts		(139)	(41)	97
Interest and dividend income		(1,474)	(1,847)	(373)
Interest expense		1	0	(0)
Loss on disposal of investment securities		34	303	269
Loss on disposal of property, plant and equipment		1,792	843	(948)
Increase in trade notes and accounts receivable		(6,793)	(2,389)	4,403
Increase (decrease) in inventories		(1,290)	2,750	4,041
Increase in trade notes and accounts payable		3,011	378	(2,633)
Increase in accrued expenses and other liabilities		1,457	1,825	367
Other, net		6,453	(2,966)	(9,419)

Subtotal		53,373	82,979	29,605

Interest and dividends received		1,501	1,953	452
Interest paid		(1)	(0)	0
Fines, penalties and settlements paid		(89)	(1,125)	(1,035)
Income taxes paid		(19,212)	(16,807)	2,405

Net cash provided by operating activity		35,571	66,998	31,427

(Millions of yen)

	See Note	Fiscal 2004 (For the year ended March 31, 2005)	Fiscal 2005 (For the year ended March 31, 2006)	Change
		Amount	Amount	Amount
II. Cash flows from investing activities:
Purchases of time deposits		(7,800)	(3,353)	4,447
Proceeds from maturities of time deposits		8,267	2,045	(6,221)
Purchases of marketable securities		(26,601)	(27,040)	(438)
Proceeds from sale of marketable securities		25,210	41,028	15,818
Proceeds from sale of mortgage-backed securities		—	3,500	3,500
Acquisitions of property, plant and equipment		(10,753)	(13,589)	(2,835)
Acquisitions of intangible assets		(2,546)	(1,961)	585
Acquisitions of investment securities		(24,443)	(20,267)	4,176
Proceeds from sale of investment securities		22,181	13,136	(9,045)
Acquisition of minority interests in subsidiary		—	(10,268)	(10,268)
Acquisition of other investments		(1,434)	(507)	926
Other, net		(4,065)	(1,249)	2,815

Net cash used in investing activity		(21,989)	(18,528)	3,460

III. Cash flows from financing activities:
Repayment of long-term debt		(18)	(18)	0
Dividends paid		(8,071)	(37,935)	(29,864)
Purchases of treasury stock		(4,263)	(24)	4,239
Proceeds from reissuance of treasury stock upon exercise of stock options		—	1,970	1,970
Other, net		(15)	(119)	(104)

Net cash used in financing activity		(12,369)	(36,127)	(23,758)

IV. Effect of exchange rate changes on cash and cash equivalents		12	451	438

V. Net increase (decrease) in cash and cash equivalents		1,225	12,794	11,569

VI. Cash and cash equivalents, beginning of period		90,346	91,571	1,225

VII. Decrease in cash and cash equivalents due to changes in scope of consolidation		—	(5,543)	(5,543)

VIII. Cash and cash equivalents, end of period	*	91,571	98,823	7,251

Basis of Presentation and Summary of Significant Accounting Policies for the Preparation of the Consolidated Financial Statements

Fiscal 2004

(For the year ended March 31, 2005)

1.	Scope of consolidation

(1)	Consolidated subsidiaries: 31

Principal consolidated subsidiaries:

In Japan

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Suntory Pharma Co., Ltd.

Overseas

Daiichi Pharmaceutical Corporation

Daiichi Medical Research, Inc.

Daiichi Pharmaceutical (Beijing) Co., Ltd.

Daiichi Pharmaceutical (China) Co., Ltd.

During the fiscal year, three newly-established subsidiaries have been added to the scope of consolidation: Daiichi Pharmaceutical Corporation, Daiichi Medical Research, Inc., and Daiichi Pharmatech, Co., Ltd. Also, during the fiscal year, the corporate name of former Daiichi Pharmaceutical Corporation was changed to Daiichi Pharmaceutical Holdings, Inc

(2)	Non-consolidated subsidiaries: 3

During the fiscal year, the Company excluded one newly established subsidiary from the scope of consolidation, and thereby increased the number of non-consolidated subsidiaries to three. Non-consolidated subsidiaries are small in size and are not material when measured by the amounts of assets, sales, net income (based on the Company’s ownership percentage), retained earnings (based on the Company’s ownership percentage), and other indicators. They have therefore been excluded from the scope of consolidation.

2.	Application of the Equity Method

(1)	Affiliated companies accounted for under the equity method: 2

Names of principal companies:

Aventis Pasteur Daiichi Vaccine Co., Ltd., plus one other company.

Since the significance of these affiliates to the consolidated financial statements has increased, they have been included in the scope of companies accounted for under the equity method beginning in the fiscal year.

(2) For the fiscal year, net income (based on the Company’s equity percentage), retained earnings (based on the Company’s equity percentage) and other indicators of the Company’s three non-consolidated subsidiaries and three of its 20%-50% owned affiliated companies are not material or significant to the Company as a whole. Therefore, these companies have not been accounted for under the equity method, but are reported in the Company’s investment accounts under the cost method.

Fiscal 2005

(For the year ended March 31, 2006)

1.	Scope of consolidation

(1)	Consolidated subsidiaries: 21

Principal consolidated subsidiaries:

In Japan

Daiichi Pure Chemicals Co., Ltd.

Daiichi Radioisotope Laboratories, Ltd.

Daiichi Fine Chemical Co., Ltd.

Saitama Daiichi Pharmaceutical Co., Ltd.

Daiichi Asubio Pharma Co., Ltd.

Daiichi Pharmatech Co., Ltd.

Overseas

Daiichi Pharmaceutical (Beijing) Co., Ltd.

During the fiscal year, the Company excluded the following companies from the scope of consolidation due to their merger with other companies within the group: Kansai Daiichi Service Co., Ltd. and Daiichi Technos Co., Ltd. (merged into Daiichi Pharmatech Co., Ltd.); Daiichi Suntory Biomedical Research Ltd. (merged into Daiichi Suntory Pharma Co., Ltd.); and Daiichi Pharmaceutical (China) Co., Ltd. (merged into Daiichi Pharmaceutical (Beijing) Co., Ltd.) Also during the year, Daiichi Suntory Pharma Co., Ltd. changed its name to Daiichi Asubio Pharma Co., Ltd.

In addition, the Company sold a part of its ownership interests in Tokyo Iyaku Shiki Co., Ltd. and Nishimura Shiki Co., Ltd. Consequently, it began accounting for both companies under the equity method in the second half of the fiscal year.

The Company also completed the liquidation of Daiichi Fine Chemicals, Inc., and eliminated it from the scope of consolidation.

Also during the year, Daiichi Pharma Holdings, Inc., Daiichi Pharmaceutical Corporation and Daiichi Medical Research, Inc. became subsidiaries of Sankyo Pharma, Inc. Although the Company has begun accounting for the companies using the equity method, it continued to consolidate their income statements during the fiscal year. Finally, during the fiscal year, Sankyo Pharma Inc. changed its name to Daiichi Sankyo Inc.

(2)	Non-consolidated subsidiaries: 3

Non-consolidated subsidiaries are small in size and are not material when measured by the amounts of assets, sales, net income (based on the Company’s ownership percentage), retained earnings (based on the Company’s ownership percentage), and other indicators. They have, therefore, been excluded from the scope of consolidation.

2.	Application of the Equity Method

(1)	Affiliated companies accounted for under the equity method: 6

Names of principal companies:

In Japan

Daiichi Sankyo Healthcare Co., Ltd.

Sanofi Pasteur Daiichi Vaccine Co., Ltd.

Tokyo Iyaku Shiki Co., Ltd.

Nishimura Shiki Co., Ltd. plus one other company

During the interim period, the corporate name of Aventis Pasteur Daiichi Vaccine Co., Ltd. was changed to Sanofi Pasteur Daiichi Vaccine Co., Ltd.

Overseas

Daiichi Sankyo, Inc.

During the fiscal year, the corporate name of Aventis Pasteur Daiichi Vaccine Co., Ltd. was changed to Sanofi Pasteur Daiichi Vaccine Co., Ltd. Daiichi Sankyo Healthcare Co., Ltd., which was established during the year, has been added to the equity-method affiliates.

(2)	Same as for the previous year.

Fiscal 2004

(For the year ended March 31, 2005)

(3)	The equity method of accounting is applied on the basis of the affiliated companies’ fiscal years. One affiliated company has a fiscal year-end date that is different from the Company’s fiscal year-end.

3	Fiscal Year-end of Consolidated Subsidiaries

The fiscal year-end of the following consolidated subsidiaries is December 31: Daiichi Pharmaceutical (China) Co., Ltd.; Daiichi Pharmaceutical (Beijing) Co., Ltd.; Daiichi Asubio Pharmaceuticals, Inc.; Daiichi Asubio Holdings, Inc.; Daiichi Asubio Medical Research Laboratories LLC.

In preparing the consolidated financial statements, the Company uses the financial statements of these companies as of their fiscal year-end. For major intervening transactions that occurred between the fiscal year-end of these companies and March 31, appropriate adjustments have been made in the consolidated financial statements.

4	Summary of Significant Accounting Policies

(1)	Methods of Valuation of Significant Assets

(a)	Marketable and Investment Securities

Held-to-maturity securities: The Company reports held-to-maturity securities at an amortized cost using the straight-line amortization.

Available-for-sale securities:

Securities with quoted market prices:

The fair value method based on the quoted market prices at the end of the fiscal year (Unrealized holding gains/losses are reported in a component of stockholder’s equity, with costs of securities sold being calculated using the moving average method.)

Securities with no readily available market value:

Stated at cost based mainly on the moving- average method

(b)	Inventories

Inventories are mainly stated at the lower of cost or market, with cost being determined by the average cost method.

(2)	Depreciation and Amortization of Significant Depreciable Assets

(a)	Property, plant and equipment:

The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment based on the declining-balance method. Certain overseas consolidated subsidiaries account for depreciation of property, plant and equipment under the straight-line method. The ranges of useful lives are as follows:

Buildings and structures: 38 to 50 years

Machinery, equipment and vehicles: 4 to 7 years

Fiscal 2005

(For the year ended March 31, 2006)

(3)	Same as for the previous year

3.	Fiscal Year-end of Consolidated Subsidiaries

The fiscal year-end of the following consolidated subsidiaries is December 31: Daiichi Pharmaceutical (Beijing) Co., Ltd.; Daiichi Asubio Pharmaceuticals, Inc.; Daiichi Asubio Holdings, Inc.; Daiichi Asubio Medical Research Laboratories LLC.

In preparing the consolidated financial statements, the Company uses the financial statements of these companies as of their fiscal year-end. For major intervening transactions that occurred between the fiscal year-end of these companies and March 31, appropriate adjustments have been made in the consolidated financial statements.

4.	Summary of Significant Accounting Policies

(1)	Methods of Valuation of Significant Assets

(a)	Marketable and Investment Securities

Held-to-maturity securities: Same as for the previous year

Available-for-sale securities:

Securities with quoted market value:

Same as for the previous year

Securities with no readily available market value:

Same as for the previous year

(b)	Inventories

Same as for the previous year

(2)	Depreciation and Amortization of Significant Depreciable Assets

(a)	Property, plant and equipment:

The Company and its domestic consolidated subsidiaries account for depreciation of property, plant and equipment based on the declining-balance method, except for buildings (excluding fixtures) purchased on and after April 1, 1998, which are depreciated using the straight-line method. Certain overseas consolidated subsidiaries account for depreciation of property, plant and equipment under the straight-line method. The ranges of useful lives are as follows:

Buildings and structures: 38 to 50 years

Machinery, equipment and vehicles: 4 to 7 years

Fiscal 2004

(For the year ended March 31, 2005)

(b)	Intangible Assets and Long-term Prepaid Expenses:

The Company accounts for amortization under the straight-line method

(3)	Methods of Accounting for Significant Allowances

(a)	Allowance for Doubtful Accounts

The Company covers the risk of credit losses from potential customer defaults by providing this allowance. For normal accounts, the allowance is computed on the basis of the historical default rates. For specific over-due accounts, the allowance is based on individual account-by-account estimates of the amounts that may not be recoverable.

(b)	Allowance for Sales Returns

To prepare for losses on potential returns of products after the fiscal year-end, the Company provides for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimates of possible sales returns.

For the fiscal year, the Company’s reversal of sales return provision in the amount of ¥43 million was deducted from cost of sales.

Fiscal 2005

(For the year ended March 31, 2006)

(Changes in Accounting Policies)

Buildings (excluding fixtures) purchased on and after April 1, 1998, had been depreciated using the declining-balance method, however, beginning in the fiscal year, the Company depreciates such buildings using the straight-line method.

This decision to change the method of depreciation was made for the following reasons after a review of its depreciation policies: Since the benefit from capital spending on facilities is considered not being influenced by their level of utilization, but is realized constantly in each period, the new method better reflects the underlying performance of the Company in the statements of income, based on the Company’s capital investments going forward.

In connection with the agreement to integrate its operations with those of Sankyo Company, Limited on May 13, 2005, and the establishment of a joint holding company, DAIICHI SANKYO COMPANY, LIMITED on September 28, 2005, the Company has recognized a need to conform its accounting policies to those of the new corporate group.

As a result of this accounting change, depreciation expense for the fiscal year was decreased by ¥216 million. Accordingly, operating income, ordinary income and net income before income taxes and minority interests all increased by ¥216 million as compared to the amounts that would have been reported had the previous method of accounting been consistently applied.

The effect of this change on segment information is presented in the Segment Information section.

(b)	Intangible Assets and Long-term Prepaid Expenses:

Same as for the previous year

(3)	Methods of Accounting for Significant Allowances

(a)	Allowance for Doubtful Accounts

Same as for the previous year

(b)	Allowance for Sales Returns

To prepare for losses on potential returns of products after fiscal year-end, the Company provides for an amount equal to the sum of gross profits and inventory losses on such returned products, based on its estimates of possible sales returns.

For the fiscal year, the Company’s reversal of sales return provision in the amount of ¥203 million was deducted from cost of sales

Fiscal 2004

(For the year ended March 31, 2005)

(c)	Allowance for Sales Rebates

To prepare for future sales rebates, the Company provides for this allowance calculated by multiplying an estimated sales rebate percentage for the fiscal year by the amounts of accounts receivable from and inventories held by wholesalers at the fiscal year-end.

(d)	Accrued Retirement and Severance Costs

To prepare for future payments of employee retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of the fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees at the time such prior service cost was incurred.

Actuarial gain and loss are amortized based on the straight-line method, beginning in the fiscal year following the year in which the gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees at the time such actuarial gain or loss occurred

(Supplementary Information)

Accompanying the enactment of the Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare, on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund.For the fiscal year, as a result, the Company recognized an extraordinary gain of ¥11,747 million from the return of the substitutional portion of the employees’ pension fund to the government.

In addition, accompanying the enactment of the Defined Contribution Pension Plans Law, the Company and certain of its domestic consolidated subsidiaries restructured a portion of their lump-sum retirement benefit plans to a defined contribution pension plan. This transaction was accounted for under the provisions of “Accounting for Transitions between Retirement Benefit Plans” (Corporate Accounting Guidelines No. 1).This change in retirement benefit arrangement resulted in an extraordinary gain of ¥3,769 million for the fiscal year.

(e)	Accrued Directors’ Retirement and Severance Costs

To prepare for payments of directors’ retirement and severance benefits, the Company and its domestic consolidated subsidiaries provide for an amount equal to the total benefits that would have become payable at the end of the fiscal year, in accordance with the internal policies, had all directors resigned voluntarily.

Fiscal 2005

(For the year ended March 31, 2006)

(c)	Allowance for Sales Rebates

Same as for the previous year

(d)	Accrued Retirement and Severance Costs

To prepare for future payments of employee retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of the fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees at the time such prior service cost was incurred.

Actuarial gain and loss are amortized based on the straight-line method, beginning in the fiscal year following the year in which the gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees at the time such actuarial gain or loss occurred

(Supplementary Information)

Accompanying the enactment of the Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund, and on May 31, 2005, a payment was made to transfer the plan assets related to the substitutional portion to the government based on the minimum liability.For the fiscal year, as a result, the Company recognized an extraordinary gain of ¥163 million from the return of the substitutional portion of the employees’ pension fund to the government.

(e)	Accrued Directors’ Retirement and Severance Costs

Same as for the previous year

Fiscal 2004

(For the year ended March 31, 2005)

(4)	Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen

Receivables and payables denominated in foreign currencies are translated into yen amounts at the exchange rates prevailing at the end of the fiscal year, with resulting translation gains or losses recognized currently in earnings. The assets and liabilities of overseas consolidated subsidiaries are translated into yen amounts at the exchange rates prevailing at their balance sheet dates, while income and expenses are translated into yen amounts at the average exchange rates prevailing over the respective periods, with resulting translation gains or losses recorded in a separate component of shareholders’ equity under foreign currency translation adjustments or in the minority interests section of the balance sheets.

(5)	Accounting for Significant Lease Transactions

Finance lease transactions are accounted for using the same method applied to operating lease transactions, with the exception for those finance leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

(6)	Significant Hedge Accounting Method

(a)	Hedge Accounting Method

The Company employs the deferred hedge method of accounting. Foreign exchange forward contracts that meet certain hedge criteria are accounted for as a hedge of underlying assets and liabilities

(b)	Hedging Instruments and Hedged Items

Hedging Instruments: Foreign exchange forward contracts and other

Hedged Items: Assets denominated in foreign currencies

(c)	Hedge Policy

The Company hedges foreign exchange rate fluctuation risks in accordance with its internal policies.

(d)	Method for Assessing Hedge Effectiveness

Based on its internal policies, the Company evaluates the effectiveness of hedges by examining the correlations between its hedging instruments and hedged items as a result of fluctuations of foreign currency exchange rates and confirms the effectiveness of its hedge relationship.

(7)	Accounting for Consumption Tax

The tax-exclusion (net of tax) method is used to account for the national and local consumption taxes.

5.	Valuation Method for Assets and Liabilities of Subsidiaries Acquired in Business Combinations

All assets and liabilities of an acquired business that becomes a consolidated subsidiary are valued on a full fair value basis without taking into account minority interests’ share in such assets and liabilities.

6.	Amortization of Goodwill

Goodwill recorded in the consolidated financial statements is generally amortized on a straight-line basis over a period of five years.

7.	Appropriations of Retained Earnings

The consolidated statements of retained earnings are prepared based on the appropriations of retained earnings approved during the fiscal year.

8.	Definition of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Cash and cash equivalents in the consolidated statements of cash flows consists of the following: cash in hand, deposits that can be withdrawn upon demand, and highly liquid short-term investments that are readily convertible to cash with little risk of fluctuation in value, and that mature within three months from the dates of acquisition.

Fiscal 2005

(For the year ended March 31, 2006)

(4)	Translation of Significant Assets and Liabilities Denominated in Foreign Currencies into Yen

Same as for the previous year

(5)	Accounting for Significant Lease Transactions

Same as for the previous year

(6)	Significant Hedge Accounting Method

(a)	Hedge Accounting Method

Same as for the previous year

(b)	Hedging Instruments and Hedged Items

Same as for the previous year

(c)	Hedge Policy

Same as for the previous year

(d)	Method for Assessing Hedge Effectiveness

Same as for the previous year

(7)	Accounting for Consumption Tax

Same as for the previous year

5.	Valuation Method for Assets and Liabilities of subsidiaries Acquired in Business Combinations

Same as for the previous year

6.	Amortization of Goodwill

Same as for the previous year

7.	Appropriations of Retained Earnings

Same as for the previous year

8.	Definition of Cash and Cash Equivalents in the Consolidated Statements of Cash Flows

Same as for the previous year

Changes in Significant Accounting Principles and Policies for the Preparation of the Consolidated Financial Statements

Fiscal 2004

(For the year ended March 31, 2005)

—

Fiscal 2005

(For the year ended March 31, 2006)

(Accounting for Impairment of Property, Plant and Equipment)

Effective in the current fiscal year, the Company adopted the new accounting standard as required for impairment of property, plant and equipment (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Asset” issued by the Business Accounting Deliberation Council on August 9, 2002) and its implementation guidance (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of this adoption, income before income taxes and minority interests was decreased by ¥1,339 million.

An accumulated impairment loss is recorded as direct reduction in the book value of respective assets in accordance with the revised regulations for consolidated financial statement presentation.

Notes to Consolidated Financial Statements

(Notes to Consolidated Balance Sheets)

As of March 31, 2005

1. Pledged assets and secured liabilities

Assets pledged as collateral and secured liabilities were as follows:

	(Millions of yen)
Pledged assets:
Buildings and structures	426	(426)
Machinery, equipment and vehicles	264	(264)
Land	724	(724)
Other	26	(26)

Total	1,441	(1,441)
Secured liabilities:
Short-term bank loans	17	(17)

Figures in parentheses indicate factory foundation mortgaged assets and related secured borrowings that are included in the figures on the left.

2. The balances related to non-consolidated subsidiaries and affiliated companies were as follows:

(Millions of yen)
Investment securities	87
Other assets (other investment in capital)	600

3.	Contingent Liabilities

(1)	The Company guarantees the following debt and other obligations owed to financial institutions.

(Millions of yen)
Guarantees provided on
Employees housing loans, etc	2,737
Aventis Pasteur-Daiichi Vaccines Co., Ltd.	350

(2)	The trade notes receivable discounted 78

4. The Company’s common stock issued at the end of the fiscal year was 286,453,235 shares.

5. Treasury stock owned by the Company at the end of the fiscal year was 18,049,212 shares of common stock.

6.	Commitment Line Contracts

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at the fiscal year-end was as follows:

(Millions of yen)
Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—

Credit lines unused	30,000

As of March 31, 2006

1. Pledged assets and secured liabilities

Assets pledged as collateral and secured liabilities were as follows:

	(Millions of yen)
Pledged assets:
Buildings and structures	391	(391)
Machinery, equipment and vehicles	245	(245)
Land	724	(724)
Other	22	(22)

Total	1,384	(1,384)

Secured liabilities:

The Company had no outstanding secured liabilities as of the end of the fiscal year.

Figures in parentheses indicate factory foundation mortgaged assets and related secured borrowings that are included in the figures on the left.

2. The balances related to non-consolidated subsidiaries and affiliated companies were as follows:

(Millions of yen)
Investment securities	16,858
Other assets (other investment in capital)	615

3.	Contingent Liabilities

(1)	The Company guarantees the following debt and other obligations owed to financial institutions.

(Millions of yen)
Guarantees provided on Employees housing loans, etc	2,190
Sanofi- Pasteur-Daiichi Vaccines Co., Ltd.	350
Other	8

(2)	The trade notes receivable discounted 28

4. The Company’s common stock issued at the end of the fiscal year was 269,420,093 shares

5.

6.	Committed Line Contracts

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at the fiscal year-end was as follows:

(Millions of yen)
Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—

Credit lines unused	30,000

(Notes to Consolidated Statements of Income)

Fiscal 2004

(For the year ended March 31, 2005)

1. Research and development expenses included in selling, general and administrative expenses and manufacturing overhead costs were ¥58,605 million.

2. A gain on sale of the veterinary and livestock feed product business was recognized as a result of sale of the domestic distribution rights and other intangibles related to its veterinary and livestock feed product business to a third-party.

3.

4. Loss on settlement of vitamin-related anti-trust litigations

The loss on settlement of vitamin-related anti-trust litigations was related to a settlement of a part of the civil anti-trust class-action damage claims in connection with the Company’s vitamin transactions.

5. A restructuring charge was recorded for the one-time termination benefits provided to certain employees who were involuntarily transferred from the Company to a newly established wholly-owned subsidiary, Daiichi Pharmatech Co., Ltd.

6. The loss on settlement of an employee pension fund represented a one-time payment made by a consolidated subsidiary to settle its participation in a multi-employer Employee Pension Fund plan.

7.

Fiscal 2005

(For the year ended March 31, 2006)

1. Research and development expenses included in selling, general and administrative expenses and manufacturing overhead costs were ¥61,647 million.

2.

3. Losses on business integration

The loss represents one-time costs associated with the integration of business operations of the Daiichi and the Sankyo groups. The breakdown of this expense is as follows.

(Millions of yen)
Expenses associated with the integration of overseas operations	6,406
Expenses associated with the integration of the healthcare business	448
Other research and consulting expenses	807

4. Loss on settlement of vitamin-related anti-trust litigations

The amount represents a penalty resulting from an unsuccessful appeal against the EC ruling that the Company participated in a vitamin cartel

5.

6.

7. Loss on impairment of property, plant and equipment

The Daiichi Group (the Company and its consolidated subsidiaries) classifies the operating assets held and used into asset groups on the basis of operating segments in the management reporting in consideration of similarities of products or business activities, the uniformity within the Group, and future maintenance sustainability. On the other hand, idle assets that are not directly used for its business operations are grouped on a property by properly basis.

For the fiscal year, the Group recorded an impairment loss on the following asset groups:

Location	Function	Asset type	Status

Shiroishi-ku, Sapporo	Former Sapporo Distribution Center site	Land	Idle

Shimotsuke-shi, Tochigi	Former Tochigi Research Center facility	Building land, etc.	Idle

Sanmu-shi, Chiba	Chiba plant site	Land	Idle

Because the above asset groups are idle and have uncertain prospects for future utilization, their book values have been written down to a recoverable amount and such reductions in the amount of ¥1,339 million were recorded as a loss on impairment in the extraordinary losses.

The impairment loss consisted of ¥420 million associated with buildings, ¥17 million associated with other structures, ¥7 million associated with machinery and equipment, ¥4 million associated with tools, furniture and fixtures, and ¥890 million associated with land.

A recoverable amount of an asset group is estimated from its net realizable value, which is obtained based mainly on third-party appraisal by real estate appraisals.

Fiscal 2004

(For the year ended March 31, 2005)

8. The breakdown of losses on sale of property, plant and equipment was as follows:

(Millions of yen)
Buildings and structures	884
Machinery, equipment and vehicles	267
Other	639

Fiscal 2005

(For the year ended March 31, 2006)

8. The breakdown of losses on sale of property, plant and equipment was as follows:

(Millions of yen)
Buildings and structures	259
Machinery, equipment and vehicles	252
Other	331

(Notes to Consolidated Statements of Cash Flows)

Fiscal 2004

(For the year ended March 31, 2005)

Reconciliation of cash and cash equivalents at the fiscal year-end with the balance sheet accounts:

(As of March 31, 2005)
(Millions of yen)
Cash and time deposits	16,395
Less time deposits with maturities extending over three months	(579)
Add short-term investments with maturities within three months	75,755

Cash and cash equivalents	91,571

Fiscal 2005

(For the year ended March 31, 2006)

Reconciliation of cash and cash equivalents at the fiscal year-end with the balance sheet accounts:

(As of March 31, 2006)
(Millions of yen)
Cash and time deposits	13,566
Less time deposits with maturities extending over three months	(996)
Add short-term investments with maturities within three months	86,252

Cash and cash equivalents	98,823

(1)	Lease transactions:

Pro-forma information on financing leases has not been presented herein because the Company discloses such information through EDINET

(2)	Marketable and Investment Securities

1. Held-to-Maturity Securities with Determinable Market Value	(Millions of yen	)

Type of securities	Fiscal 2004 (As of March 31, 2005)			Fiscal 2005 (As of March 31, 2006)
March 31;	Carrying Amount	Market value	Difference	Carrying Amount	Market value	Difference
Securities with market values greater than balance sheet carrying amounts
(1) National and local government bonds	—	—	—	999	1,000	0
(2) Corporate bonds	29,332	29,492	160	11,604	11,644	40

(3) Other securities	—	—	—	—	—	—

Total	29,332	29,492	160	12,604	12,644	40
Securities with market values at or less than balance sheet carrying amounts
(1) National and local government bonds	—	—	—	2,993	2,907	(86)
(2) Corporate bonds	39,409	39,022	(387)	48,076	47,236	(839)
(3) Other securities	—	—	—	—	—	—

Total	39,409	39,022	(387)	51,070	50,144	(925)

Total	68,742	68,514	(227)	63,674	62,788	(885)

2. Available-for-Sale Securities with Determinable Fair Value	(Millions of yen	)

Type of securities	Fiscal 2004 (As of March 31, 2005)			Fiscal 2005 (As of March 31, 2006)
March 31;	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with balance sheet carrying values greater than acquisition cost
(1) Equity securities	26,285	56,955	30,669	27,235	86,525	59,290
(2) Debt securities.	—	—	—	—	—	—
a. National and local government bonds
b. Corporate bonds	1,120	1,176	56	1,120	1,226	106
c. Other securities	—	—	—	—	—	—
(3) Other	2,412	2,859	446	2,147	3,254	1,106

Total	29,818	60,990	31,172	30,502	91,006	60,504

Securities with balance sheet carrying values at or less than acquisition cost
(1) Equity securities	606	496	(109)	63	58	(4)
(2) Debt securities.	—	—	—	—	—	—
a. National and local government bonds
b. Corporate bonds	—	—	—	—	—	—
c. Other securities	—	—	—	—	—	—
(3) Other	3,260	2,840	(419)	—	—	—

Total	3,866	3,337	(529)	63	58	(4)

Total	33,685	64,328	30,643	30,565	91,065	60,500

Notes:	During the fiscal year, the Company recorded a loss on valuation of available-for-sale securities in the amount of ¥301 million. Impairment losses for marketable and investment securities are classified and computed as follows:

(1)	An impairment loss is generally recognized on securities whose market value has declined 50% or more compared to the acquisition cost as of the beginning of the fiscal year. Exceptions are allowed only when there is a justifiable reason.

(2)	For securities whose market value has declined more than 30% but less than 50% compared to the acquisition cost as of the beginning of fiscal year, after consideration of future prospects for recovery in market value of individual securities, an impairment loss is recognized on those securities that are considered not likely to recover in value.

(3)	An impairment loss is not generally recognized on those securities whose market value has declined less than 30% compared to the acquisition cost as of the beginning of the fiscal year.

3. Available-for-Sale Securities Sold during the Year	(Millions of yen	)

Fiscal 2004 (For the year ended March 31, 2005)			Fiscal 2005 (For the year ended March 31, 2006)
Amount sold	Total gain on sale	Total loss on sale	Amount sold	Total gain on sale	Total loss on sale
1,935	283	27	4,029	469	206

4. Breakdown of Securities without Determinable Market Value	(Millions of yen	)

March 31	Fiscal 2004	Fiscal 2005
	Carrying value	Carrying value
(1) Held-to-maturity securities
Certificates of deposit	20,000	12,000
Commercial papers	47,492	54,987
(2) Available-for-sale securities
MMF, FFF and medium-term government bond funds	8,263	19,264
Preferred equity securities	1,000	1,000
Unlisted stock	2,061	2,329
Preferred securities	1,000	1,000

5. Scheduled Maturities of Available-for-Sale Securities with Maturity and Held-to-Maturity Securities	(Millions of yen	)

Type of securities	Fiscal 2004 (As of March 31, 2005)				Fiscal 2005 (As of March 31, 2006)
March 31	Within one year	Between one and five years	Between five and ten years	Over ten years	Within one year	Between one and five years	Between five and ten years	Over ten years
1. Debt securities
(1) National and local government bonds	—	—	—	—	999	2,993	—	—
(2) Corporate bonds	31,758	22,983	14,000	—	28,632	20,032	11,016	—
(3) Other	67,492	—	—	—	66,987	—	—	—
2. Other securities	—	2,359	—	—	—	1,226	—	—

Total	99,250	25,342	14,000	—	96,620	24,253	11,016	—

(3) Derivative transactions

The fair value information on derivative instruments has not been presented herein because such information is disclosed via EDINET

(4) Retirement and Severance Benefit

1.	Summary of the Company’s Retirement Benefits Arrangements

Previously, the Company had maintained: an Employees’ Pension Fund plan and a lump-sum retirement benefit plan, both of which were a defined benefit arrangements. The Company received an approval of exemption from the Minister of Health, Labour and Welfare on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund, and on May 31, 2005, a payment was made to transfer the plan assets related to the substitutional portion to the government based on the minimum liability. In addition, domestic consolidated subsidiaries had previously maintained various defined benefit retirement arrangements including Tax Qualified Pension plans (adopted by 10 consolidated subsidiaries) and lump-sum retirement benefit plans.

Daiichi Pharmaceuticals Co., Ltd. and certain domestic group companies (10 consolidated subsidiaries), upon obtaining an approval of exemption from the obligation related to past employee service with respect to the substitutional portion of the Daiichi Pharmaceutical Employees’ Pension Fund, beginning on January 1, 2005, unified their retirement benefit arrangements. With an exception of certain lump-sum retirement benefit plans, the Company’s various retirement benefit arrangements have been transformed into a single group arrangement comprising a Defined Benefit Corporate Pension plan and a Defined Contribution Pension plan.

Also, under certain circumstances, when employees retire or otherwise leave the Company, additional retirement benefits may be paid.

Please note that certain of the Group’s overseas consolidated subsidiaries also maintain defined benefit pension plans.

2.	Components of Retirement Benefit Obligations

(Millions of yen)

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
a) Projected benefit obligations	(83,244)	(64,215)
b) Fair value of pension plan assets	83,197	70,227

c) (Under)/over-funded projected benefit obligations (a + b)	(47)	6,011
d) Unamortized transition obligations	—	—
e) Unrecognized actuarial loss	9,222	2,156
f) Unrecognized prior service cost	1,563	1,256

g) Net pension assets recognized in the consolidated balance sheets	10,739	9,423
h) Prepaid pension costs	15,493	14,356

i) Accrued retirement and severance costs	(4,754)	(4,932)

(Notes)

1.	The above figures include the substitutional portion of the Employees’ Pension Fund.

2.	Certain of the Company’s subsidiaries use the simplified vested-benefit method in computing retirement and severance obligations.

3.	The effects of the transfer of a portion of the lump-sum retirement benefit plans to a defined contribution pension plan in 2005 were as follows:

Decrease in projected benefit obligations	11,779
Unrecognized actuarial loss	(1,334)
Unrecognized prior service benefit	3,852

Decrease in accrued retirement and severance costs	14,297

The amount of plan assets to be transferred to the defined contribution pension plan totaled ¥10,528 million. The transfer is scheduled to take place over the next four-year period. The amount of the plan assets not yet transferred was ¥6,744 million at the end of fiscal 2004, which was included in Other Payables (other current assets) and Long-term Payables (other non-current liabilities) in the accompanying consolidated balance sheets.

3. Employees’ Retirement and Severance Costs

(Millions of yen)

	Fiscal 2004 (For the year ended March 31, 2005)	Fiscal 2005 (For the year ended March 31, 2006)
a) Service costs-benefits earned during the year	3,605	3,115
b) Interest cost	2,381	1,548
c) Expected return on plan assets	(1,993)	(1,895)
d) Amortization of actuarial loss	2,073	1,335
e) Amortization of prior service costs	(267)	305

f) Net periodic retirement and severance costs	5,799	4,411

g) Gain from the return of the substitutional portion of the Employees’ Pension Fund to the government	(11,747)	(163)
h) Losses on business integration	—	1,378
i) Additional retirement benefits	—	113
j) Loss on settlement of Employees’ Pension Fund plan	381	—
k) Gain from the transfer to the defined contribution pension plan	(3,769)	—
l) Restructuring charge	7,316	—
m) Other	204	884

Total retirement and severance costs	(1,814)	6,623

(Notes)

1.	Service cost is net of employee Contributions to be the Employees’ Pension Fund.

2.	Retirement and severance costs of consolidated subsidiaries that are computed under the simplified vested-benefit method are included in “ Service costs-benefits earned during the year.”

3.	The Restructuring charge was related to the payments of additional one-time termination benefits to the employees who were transferred to Daichi Pharmatech Co., Ltd., which was established through a split-off of three domestic manufacturing plants of the Company.

4.	Other represents the Company’s contributions to the defined contribution pension plan and prepayments of retirement benefits to certain employees under the retirement benefit prepayment arrangement.

4. Principal Assumptions Used in the Calculation of Retirement and Severance Benefit Obligations

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)

a) Method for inter-period attribution of estimated retirement costs	Straight-line method	Same as for the previous year

b) Discount rate	Mainly 2.5%	Same as for the previous year

c) Expected return on plan assets	Mainly 3.0%	Same as for the previous year

d) Amortization period of prior service costs	Mainly 10 years (amortized under the straight-line method over a period not exceeding the average remaining years of service of the eligible employees at the time such prior service cost was incurred)	Same as for the previous year

e) Amortization period of actuarial gain and loss	Mainly 10 years (amortized beginning in the fiscal year following the year in which the actuarial gain or loss was first measured under the straight-line method over a period not exceeding the average remaining years of services of the eligible employees at the time such actuarial gain or loss occurred)	Same as for the previous year

(5) Deferred income taxes

1.	Principal Components of Deferred Tax Assets and Liabilities

(Millions of yen)

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
Deferred tax assets:
Depreciation	11,163	11,329
Prepaid consigned research and co-development expenses, etc.	5,435	7,104
Accrued expenses	4,544	4,458
Net operating loss carry forwards for income Tax purposes	—	3,895
Accrued enterprise tax	707	1,994
Accrued retirement and severance costs	1,553	1,767
Payables to the defined contribution pension plan	2,626	1,455
Inventories (unrealized profit and valuation losses)	1,290	1,431
Impairment losses on investment securities	776	385
Other	7,635	7,207

Subtotal	35,731	41,030
Valuation allowance	(6,637)	(11,068)

Total deferred tax assets	29,094	29,961

Deferred tax liabilities:
Unrealized holding gain on available-for-sale securities	(12,419)	(24,520)
Prepaid pension costs	(6,866)	(5,819)
Reserve for reduction in bases of fixed assets for income tax purposes	(2,588)	(2,573)
Reserve for accelerated depreciation	(17)	(11)

Total deferred tax liabilities	(21,892)	(32,924)

Net deferred tax assets (liabilities)	7,202	(2,963)

(Note) Net deferred tax assets are included under the following balance sheet captions

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
Current assets-deferred tax assets	13,826	15,287
Non-current assets-deferred tax assets	3,167	3,370
Current liabilities-deferred tax liabilities	—	—
Non-current liabilities-deferred tax liabilities	(9,791)	(21,620)

2.	Reconciliation of the difference between the statutory tax rate and the Company’s effective tax rate

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
	(percent)	(percent)
Statutory tax rate	40.5	40.5
(Adjustments)
Non-deductible permanent differences including entertainment and other expenses	3.2	3.3
Deductible permanent differences including dividend received deductions and other items	(0.5)	(1.0)
Per capita inhabitants’ taxes	0.2	0.3
Tax credit for research and development expenses	(4.2)	(7.4)
Increase in valuation allowance	—	6.4
Other	5.4	2.6

Effective tax rate	44.6	44.7

(6) Segment Information

a. Information by Operating Segment

Information by operating segment on a consolidated basis for the most recent two fiscal years was as follows:

(Millions of yen)

	Fiscal 2004 (For the year ended March 31, 2005)
	Pharmaceuticals	Other	Total	Eliminations and corporate	Consolidated
I. Net sales and operating income
Net sales
(1) Outside customers	311,844	16,689	328,534	—	328,534
(2) Inter-segment	73	2,783	2,857	(2,857)	—

Total sales	311,917	19,473	331,391	(2,857)	328,534

Operating expenses	247,821	19,552	267,373	5,096	272,470

Operating income	64,096	(78)	64,017	(7,953)	56,063

II. Assets, depreciation, and capital expenditures
Assets	288,257	28,768	317,026	229,529	546,555

Depreciation	14,342	1,518	15,861	85	15,946

Capital expenditures	12,937	1,747	14,684	113	14,798

Notes:

1.	Method of classifying operating segments

The operating segments of the Company and its consolidated subsidiaries are the pharmaceutical segment, which is the principal business of the Company, and the other segment, which is businesses other than the pharmaceutical business.

2.	Principal products in each operating segment

Business segment	Principal products
Pharmaceutical business	Pharmaceutical products, diagnostic and radiopharmaceutical products, over-the-counter drugs, and veterinary and livestock feed products
Other
Fine chemicals	Bulk vitamins, chemical products, industrial chemicals and other
Safety testing and research	Contract research and development
Other	Real estate rental and other

3.	Included in operating expenses under elimination and corporate was ¥7,919 million that could not be allocated to the operating segments. These expenses consisted mainly of the expenses of the administrative departments of the parent company.

4.	Included in assets under elimination and corporate was ¥231,328 million in corporate assets. These assets were comprised mainly of temporary excess working capital funds under management of the parent company (cash, time deposit, short-term investments and other), long-term investments (investment securities) and assets used by the administrative departments of the parent company.

Fiscal 2005

(Millions of yen)

	Fiscal 2005 (For the year ended March 31, 2006)
	Pharmaceuticals	Other	Total	Eliminations and corporate	Consolidated
I. Net sales and operating income
Net sales
(1) Outside customers	331,135	15,312	346,447	—	346,447
(2) Inter-segment	195	2,592	2,788	(2,788)	—

Total	331,331	17,905	349,236	(2,788)	346,447

Operating expenses	245,011	17,458	262,470	7,889	270,359

Operating income	86,319	446	86,766	(10,678)	76,087

II. Assets, depreciation, and capital expenditures
Assets	310,948	28,978	339,926	257,774	597,701

Depreciation	12,616	1,435	14,052	80	14,133

Loss on impairment of property, plant and equipment	1,339	—	1,339	—	1,339

Capital expenditures	11,215	2,300	13,515	15	13,531

Notes:

1.	Method of classifying operating segments

The operating segment of the Company and its consolidated subsidiaries are the pharmaceutical segment, which is the principal business of the Company, and the other, segment which is businesses other than the pharmaceutical business.

2.	Principal products by business segment

Business segment	Principal products
Pharmaceutical business	Pharmaceutical products, diagnostic and radiopharmaceutical products and over-the-counter drugs
Other
Fine chemicals	Bulk vitamins, chemical products, industrial chemicals and other
Safety testing and research	Contract research and development
Other	Real estate rental and other

3.	Included in operating expenses under elimination and corporate was ¥10,709 million that could not be allocated to business segments. These expenses consisted mainly of the expenses of the administrative departments of the parent company.

4.	Included in assets under elimination and corporate was ¥259,843 million in corporate assets. These assets were comprised mainly of excess working capital funds under management of the parent company (cash, short-term investments and other), long-term investments (investment securities) and assets used by the administrative departments of the parent company.

5.	Changes in Accounting Principles and Policies

Changes in Depreciation Method

As noted in “Changes in Significant Accounting Principals and Policies for the Preparation of the Consolidated Financial Statements”, the Company changed its method of depreciation during the year from the declining balance to the straight line for Buildings (excluding fixtures) purchased on and after April 1, 1998. As a result of this change, as compared to the amounts that would have been reported, had the previous depreciation method been applied consistently, operating expense for the fiscal year was decreased by ¥206 million for the pharmaceutical business segment and by ¥10 million for the other segment, and accordingly operating income for the two segments was increased by the same amount.

b.	Information by Geographic Segment

Information by geographic segment has been omitted because more than 90% of total segment sales and segment assets were attributable to Japan.

c. Overseas Net Sales

Information about overseas net sales for the two most recent fiscal years was as follows:

(Millions of yen)

Fiscal 2004

(For the year ended March 31, 2005)

	Americas	Europe	Asia and other	Total
I. Overseas net sales	46,608	13,392	8,588	68,589

II. Consolidated net sales				328,534

III. Percentage of overseas net sales (%)	14.2	4.1	2.6	20.9

(Millions of yen)

Fiscal 2005

(For the year ended March 31, 2006)

	Americas	Europe	Asia and other	Total
I. Overseas net sales	48,975	16,148	9,416	74,540

II. Consolidated net sales				346,447

III. Percentage of overseas net sales (%)	14.1	4.7	2.7	21.5

Notes:

1.	Geographic areas are classified on the basis of geographic proximity.

2.	Principal countries for each geographic area include the following:

(1) Americas:	United States
(2) Europe:	Germany, France, Italy
(3) Asia and other:	China, Taiwan, Korea

3.	Overseas net sales are defined as net sales of the Company and its consolidated subsidiaries transacted in countries or regions outside of Japan.

(Transactions with related parties)

None applicable

Per Share Information

Fiscal 2004 (For the year ended March 31, 2005)		Fiscal 2005 (For the year ended March 31, 2006)
Net assets per share	¥1,670.71	Net assets per share	¥1,785.55
Net income per share (basic)	¥137.95	Net income per share (basic)	¥138.59
Net income per share (diluted)	¥137.90	Net income per share (diluted)	¥138.55

Note: Calculations of basic and diluted net income per share were based on the following numerators and denominators:

(Millions of yen)

	Fiscal 2004 (For the year ended March 31, 2005)	Fiscal 2005 (For the year ended March 31, 2005)
Net income per share (basic):
Net income	37,175	37,409

Amount not available for common shareholders	137	118

(Including directors’ bonuses paid from net income of)	(137)	(118)

Net income available for dividends on common shares	37,037	37,291

Weighted-average number of common shares outstanding during the period (1,000 shares)	268,481	269,078

Net income per share (diluted):
Additional dilutive common shares (1,000 shares)	111	70

(Including dilutive effect of stock options of) (1,000 shares)	(111)	(70)

Descriptions of potentially dilutive common shares that were not included in the computation of diluted net income per share because of their anti-dilutive effect	Two share subscription right plans (related to 1,001 thousand shares) and one share purchase option plan (related to 4,090 units of options)	Two share subscription right plans (related to 1,001 thousand shares) All outstanding stock options were cancelled before the end of the fiscal year.

(Subsequent Events)

Fiscal 2004

•	Details on the integration of the Company’s operations with Sankyo Co., Ltd. though the formation of a joint holding company are provided on EDINET.

•	Details on the termination of stock option agreements are also available on EDINET.

Fiscal 2005

     None applicable

5. Production, Orders and Sales

(1) Production

Production performance by operating segment for the fiscal year is summarized as follows:

(Millions of yen)

Operating segment	Fiscal 2005 (For the year ended March 31, 2006)
	Amount	Changes from the previous year (%)
Pharmaceutical business	285,181	4.8
Other	11,658	1.2

Total	296,840	4.6

Notes:

1.	Production amounts are stated based on selling prices, exclusive of consumption tax.

2.	The above amounts are stated exclusive of consumption tax.

(2) Procurement

Procurement performance by operating segment for the fiscal year was as follows:

(Millions of yen)

Operating segment	Fiscal 2005 (For the year ended March 31, 2006)
	Amount	Changes from the previous year (%)
Pharmaceutical business	37,070	15.8
Other	1,285	(44.7)

Total	38,356	11.7

Notes:

1.	Procurement amounts are stated based on selling prices, exclusive of consumption tax.

2.	The above amounts are stated exclusive of consumption tax.

(3) Orders

The Company manufactures products according to its production plans based not on advance customer orders but on forecasted product demand.

(4) Sales

Sales performance by operating segment for the fiscal year was as follows:

(Millions of yen)

Operating segment	Fiscal 2005 (For the year ended March 31, 2006)
	Amount	Changes from the previous period (%)
Pharmaceutical business	331,135	6.2
Other	15,312	(8.3)

Total	346,447	5.5

Notes:

1.	Inter-segment sales have been eliminated.

2.	The above amounts are stated exclusive of consumption tax

3.	During the fiscal year, net sales to major customers and their percentage of total net sales were as follows:

(Millions of yen)

Customers	Fiscal 2004 (For the year ended March 31, 2005)		Fiscal 2005 (For the year ended March 31, 2006)
	Amount	Percentage of total	Amount	Percentage of total
Alfresa Corporation	43,039	13.1	45,789	13.2

Mediceo Paltac Holdings Co., Ltd.	40,177	12.2	43,707	12.6

Suzuken Co., Ltd.	35,420	10.8	37,043	10.7

(Notes)

1.	Mediceo Paltac Holdings Co., Ltd. was formed through the integration of Mediceo Holdings (formerly Kuraya Sanseido, Inc., which became Mediceo Holdings on October 1, 2004) and Paltac Corporation on October 1, 2005.

2.	Alfresa Corporation is the former Fukujin Co., Ltd., which took control of certain operations of Azwell Inc. and Taishodo Co., Ltd. through a reorganization by corporate separation on October 1, 2004. Fukujin Co., Ltd. then changed its name to Alfresa Corporation on October 1, 2004.

3.	The figures for the year ended March 31, 2005 are pro forma amounts that have been restated to allow for year-by-year comparisons following the foregoing reorganizations.

FASF

November 7, 2005

Non-Consolidated Financial Results

For the Fiscal 2005

(Year Ended March 31, 2006)

Daiichi Pharmaceutical Co., Ltd.

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed Exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

Meeting of the Board of Directors: May 12, 2006

Interim dividends: Yes

Adoption of the unit share system: Yes (One unit equals 100 shares)

Non-Consolidated Financial Results for the Interim Period of Fiscal 2005

(1) Non-Consolidated Financial Results

(Figures less than ¥1 million, except per share amounts, have been omitted)

	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
Fiscal 2005	278,193	7.0	71,174	30.7	74,160	31.7
Fiscal 2004	259,912	2.5	54,440	20.0	56,322	21.1

	Net income		Basic net income per share	Diluted net income per share	Return on equity	Ordinary income as a percentage of total assets	Ordinary income as a percentage of net sales
	Millions of yen	Percent change	Yen	Yen	%	%	%
Fiscal 2005	31,199	61.6	115,65	115.62	7.4	13.9	26.7
Fiscal 2004	19,303	(31.0)	71.53	71.50	4.7	11.3	21.7

Notes

1.	Weighted-average number of common shares issued and outstanding during the fiscal year

Fiscal 2005:	269,078,712 shares
Fiscal 2004:	268,481,535 shares

2.	Changes in accounting policies: Yes

3.	Percentages for net sales, operating income, ordinary income and net income indicate a change from the corresponding results in the previous fiscal years.

(2) Dividends

Beginning in the interim period of fiscal 2005, dividends are paid to the Company’s wholly owing parent company Daiichi Sankyo Company, Limited.

(3) Non-Consolidated Financial Position

(Figures less than ¥1 million, except per share amounts, have been omitted.)

	Total assets	Shareholders’ equity	Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of yen	%	Yen
Fiscal 2005	556,677	427,796	76.8	1,587.54
Fiscal 2004	508,932	415,020	81.5	1,545.88

Notes 1. Total number of common shares issued at the end of the fiscal year

Fiscal 2005:	269,420,093 shares
Fiscal 2004:	268,404,023 shares

2.	Number of common shares in treasury stock at the end of the fiscal year

Fiscal 2005:	—
Fiscal 2004:	18,049,212 shares

6. Non-Consolidated Financial Statements

(1)	Non-Consolidated Balance Sheets

(Millions of yen)

	See Note	As of March 31, 2005		As of March 31, 2006		Change
		Amount	%	Amount	%	Amount
ASSETS
I. Current assets:
1. Cash and time deposits		6,455		7,707
2. Trade notes receivable		6,771		4,563
3. Accounts receivable	*4	63,046		68,823
4. Marketable securities		107,514		115,884
5. Parent company stock		—		6,986
6. Mortgage-backed securities		20,000		16,500
7. Merchandises		5,911		18,677
8. Products		13,360		302
9. Semi-finished products		4,816		—
10. Raw materials		6,222		1,989
11. Work in process		1,249		—
12. Prepaid expenses		187		194
13. Deferred tax assets		10,850		12,182
14. Short-term loans to affiliated companies		9,715		431
15. Other receivables		4,277		12,637
16. Other current assets		8,806		6,113

Total current assets		269,185	52.89	272,993	49.04	3,807

(Millions of yen)

	See Note	As of March 31, 2005			As of March 31, 2006			Change
		Amount		%	Amount		%	Amount
II. Non-current assets:
1. Property, plant and equipment:	*1
(1) Buildings		86,374			63,030
Less accumulated depreciation		52,523	33,851		38,792	24,237

(2) Structures		8,624			5,618
Less accumulated depreciation		6,118	2,505		4,237	1,381

(3) Machinery and equipment		65,274			25,043
Less accumulated depreciation		55,150	10,124		21,217	3,826

(4) Vehicles and transportation equipment		496			91
Less accumulated depreciation		449	46		73	18

(5) Furniture, tools and fixtures		24,285			21,152
Less accumulated depreciation		21,195	3,090		18,445	2,706

(6) Land			7,241			6,847
(7) Construction in progress			1,273			177

Total property, plant and equipment, net			58,133	11.42		39,195	7.04	(18,937)
2. Intangible assets, net
(1) Sales and distribution rights			2,921			3,028
(2) Patents			2,975			2,598
(3) Real estate lease rights			1			1
(4) Trademarks			66			56
(5) Software			1,873			2,441
(6) Other intangible assets			75			67

Total intangible assets, net			7,915	1.56		8,194	1.47	279

(Millions of yen)

	See Note	As of March 31, 2005		As of March 31, 2006		Change
		Amount	%	Amount	%	Amount
3. Investments and other assets:
(1) Investment securities		104,045		121,281
(2) Stock of affiliated companies		52,748		111,663
(3) Advances to affiliated companies		8,685		8,653
(4) Long-term loans to employees		4		2
(5) Long-term loans to affiliated companies		5,651		6,806
(6) Prepaid pension cost		15,385		14,266
(7) Other assets		6,524		7,330
(8) Allowance for doubtful accounts		(676)		(1,356)
(9) Allowance reserve for investment losses		(18,671)		(32,353)

Total investments and other assets		173,698	34.13	236,293	42.45	62,595

Total non-current assets		239,747	47.11	283,683	50.96	43,936

Total assets		508,932	100.00	556,677	100.00	47,744

(Millions of yen)

	See Note	As of March 31, 2004			As of March 31, 2005			Change
		Amount		%	Amount		%	Amount
LIABILITIES
I. Current liabilities:
1. Accounts payable	*4		16,163			24,704
2. Other payables			10,660			8,694
3. Accrued expenses			19,445			16,647
4. Income tax payable			7,023			20,518
5. Consumption taxes payable			502			881
6. Advance receipts			1,546			1,228
7. Advances received from affiliated companies	*5		22,774			31,462
8. Allowance for sales returns			448			245
9. Allowance for sales rebates			1,421			1,309
10. Other			—			36

Total current liabilities			79,985	15.72		105,727	18.99	25,742

II. Non-current liabilities:
1. Long-term payables			3,467			1,375
2. Deferred tax liabilities			9,035			20,638
3. Accrued retirement and severance benefits			213			220
4. Accrued directors’ retirement and severance costs			1,208			918

Total non-current liabilities			13,926	2.74		23,153	4.16	9,227

Total liabilities			93,912	18.46		128,881	23.15	34,969

SHAREHOLDERS’ EQUITY
I. Common stock	*1		45,246	8.89		45,246	8.13	—
II. Additional paid-in-capital:
1. Capital surplus		48,961			48,961
2. Other capital surplus
(1) Gain on reissuance of treasury stock		169			—

Total additional paid-in-capital			49,130	9.65		48,961	8.79	(169)
III. Retained earnings:
1. Legally appropriated retained earnings		7,599			7,599
2. Voluntary retained earnings reserve:
(1) Reserve for reduction in cost basis of fixed assets		2,591			2,639
(2) Special reserve		306,762			266,762
3. Unappropriated retained earnings		24,442			20,805

Unappropriated retained earnings			341,395	67.08		297,807	53.50	(43,588)
IV. Net unrealized gain on investment securities			18,115	3.56		35,780	6.43	17,665
V. Treasury stock at cost	*2		(38,867)	(7.64)		—	—	38,867

Total shareholders’ equity			415,020	81.54		427,796	76.85	12,775

Total liabilities and shareholders’ equity			508,932	100.00		556,677	100.00	47,744

(2) Non-Consolidated Statements of Income

(Millions of yen)

	See Note	Fiscal 2004 (For the year ended March 31, 2005)			Fiscal 2005 (For the year ended March 31, 2006)			Change
		Amount		%	Amount		%	Amount
I. Net sales:
1. Sales of products		175,635			1,520
2. Sales of merchandise		62,981			247,963
3. Royalty income		21,296	259,912	100.00	28,709	278,193	100.00	18,280
II. Cost of sales:	*1 *2 *3
1. Product and merchandise inventories, beginning of year		16,014			18,950
2. Merchandises purchased during the year		38,519			78,799
3. Costs of products manufactured during the year		48,130			592

Subtotal		102,663			98,342
4. Less amount transferred to other accounts		1,343			921
5. Less product and merchandise inventories, end of year		19,272			18,979

Total cost of sales		20,615	82,047	31.57	19,901	78,441	28.20	(3,605)

Gross profit on sales			177,865	68.43		199,751	71.80	21,886
Reversal of provision for sales returns			491	0.19		448	0.17	(43)
Provision for sales returns			448	0.17		245	0.09	(203)

Adjusted gross profit			177,908	68.45		199,955	71.88	22,047
III. Selling, general and administrative expenses:	*3
1. Shipping and storage expenses		1,401			1,197
2. Advertising expenses		3,686			2,613
3. Sales promotion expenses		10,229			11,676
4. Royalty expense		791			823
5. Salaries and bonuses		25,395			26,305
6. Employee retirement and severance costs		3,043			2,759
7. Welfare expenses		3,831			3,820
8. Depreciation expense		3,035			2,493
9. Rent expenses		6,298			5,935
10. Travel and transportation expenses		3,991			4,014
11. Research and development expenses	*1	42,698			46,736
12. Other		19,063	123,467	47.50	20,404	128,781	46.30	5,313

Operating income			54,440	20.95		71,174	25.58	16,733

	See Note	Fiscal 2004 (For the year ended March 31, 2005)			Fiscal 2005 (For the year ended March 31, 2006)			Change
		Amount		%	Amount		%	Amount
IV. Non-operating income
1. Interest income		287			376
2. Interest income from investment securities		505			458
3. Dividend income		1,230			1,527
4. Rental income	*4	187			1,448
5. Foreign exchange gains		357			280
6. Other income		359	2,928	1.12	204	4,297	1.55	1,368

V. Non-operating expenses
1. Loss on disposal and write-down of inventories	*2	384			223
2. Expenses on rental assets		—			797
3. Provision of allowance for doubtful accounts		297			96
4. Other expense		363	1,046	0.40	193	1,310	0.47	264

Ordinary income			56,322	21.67		74,160	26.66	17,838
VI. Extraordinary gains:					683
1. Gain on sale of investments in affiliates		—			163
2. Gain from the return of the substitutional portion of the employees’ pension fund to the government		11,747			17
3. Gain on sale of Investment securities		20			—
4. Gain from the transfer to the defined contribution pension plan		3,073			—
5. Gain on sale of the veterinary and livestock feed products business	*5	679	15,520	5.97	—	864	0.31	(14,655)

VII. Extraordinary losses:
1. Provision for allowance for investment losses		18,671			13,682
2. Loss on business integration	*6	—			1,255
3. Loss on settlement of vitamin- related anti-trust litigations	*7	111			1,125
4. Provision of allowance for doubtful receivables of affiliates		—			582
5. Loss on valuation on investments in affiliates		—			48
6. Restructuring charge	*8	7,042			—
7. Loss on valuation of investment securities		28			—
8. Loss on impairment of property, plant and equipment	*9	—			842
9. Loss on disposal of property, plant and equipment	*10	1,124	26,978	10.38	195	17,732	6.38	(9,245)

Net income before income taxes			44,865	17.26		57,292	20.59	12,427

	See Note	Fiscal 2004 (For the year ended March 31, 2005)			Fiscal 2005 (For the year ended March 31, 2006)			Change
		Amount		%	Amount		%	Amount
Income tax expense-current		15,400			28,110
Income tax expense (benefit)-deferred		10,161	25,561	9.83	(2,016)	26,093	9.37	531

Net income			19,303	7.43		31,199	11.22	11,895
Unappropriated retained earnings, brought-forward from the previous fiscal year			9,165			57,584		48,419
Loss on re-issuance of treasury stock			—			69		69
Retirement of treasury stock			—			36,683		36,683
Less interim dividends			4,026			31,225		27,199

Unappropriated retained earnings, end of year			24,442			20,805		(3,636)

(3) Proposal for Appropriations of Retained Earnings

(Millions of yen)

	Fiscal 2004 (Approved at the general meeting of shareholders held on June 29, 2005)		Fiscal 2005 (Proposed for approval at the general meeting of shareholders to be held on June 29, 2006)		Change
I. Unappropriated retained earnings, end of year		24,442		20,805	(3,636)
II. Reversal of voluntary retained earnings reserve
1. Reserve for reduction in cost basis of fixed assets	—		7
2. Special reserve	40,000	40,000	30,000	30,007	(9,993)

Total retained earnings available for appropriation		64,442		50,813	(13,628)
III. Appropriations
1. Dividends	6,710		—
2. Directors’ bonuses	100		80
(Including corporate auditors’ bonuses of)	(—)		(—)
3. Voluntary retained earnings reserve
(1) Reserve for reduction in cost basis of fixed assets	48		—
(2) Special reserve	—	6,858	—	80	(6,778)

VI. Unappropriated retained earnings, carried-forward to the next fiscal year		57,584		50,733	(6,850)

Summary of Significant Accounting Principles for the Preparation of the Non-Consolidated Financial Statements

Fiscal 2004

(For the year ended March 31, 2005)

1.	Methods of Valuation of Investment Securities

Held-to-maturity securities:

Stated at amortized costs (straight-line method)

Investments in subsidiaries and affiliated companies:

Accounted for at moving-average costs

Available-for-sale securities:

With quoted market value: Stated at quoted market value at the balance sheet dates (Unrealized holding gains or losses are reported as a component of shareholders’ equity. Realized gains or losses are computed using the moving-average cost method.)

With no readily available market value: Accounted for at moving-average costs

2.	Method of Valuation of Inventories

Accounted for at the lower of cost or market, with cost being determined under the average cost method.

3.	Depreciation and Amortization of Depreciable Assets

Property, Plant and Equipment:

Depreciation is computed using the declining-balance method.

The ranges of useful lives of principal assets are as follows:

Buildings: 38 to 50 years

Machinery and equipment: 4 to 7 years

Intangible Assets:

Amortization is computed using the straight-line method. Software that is expected to generate future revenues or to contribute to a future cost reduction is amortized over estimated number of years it will be used internally.

4.	Translation of Significant Assets and Liabilities Denominated in Foreign Currency to Yen

Foreign currency denominated assets and liabilities are translated into yen amounts at the exchange rates prevailing on the balance sheet dates. The resulting translation gains and losses are recognized currently in earnings. The foreign currency denominated assets that are hedged by specific foreign currency forward contracts are converted into yen based on the relevant contract rates.

Fiscal 2005

(For the year ended March 31, 2006)

1.	Methods of Valuation of Investment Securities

Held-to-maturity securities:

Same as for the previous year

Stock of subsidiaries and affiliated companies:

Same as for the previous year

Available-for-sale securities:

Same as for the previous year

2.	Method of Valuation of Inventories

Same as for the previous year

3.	Depreciation and Amortization of Depreciable Assets

Property, Plant and Equipment:

Depreciation is computed using the declining-balance method, except for the buildings (excluding fixtures) purchased on and after April 1, 1998, which are depreciated using the straight-line method. The ranges of useful lives of principal assets are as follows:

Buildings: 38 to 50 years

Machinery and equipment: 4 to 7 years

(Changes in accounting policies)

Buildings (excluding fixtures) purchased on and after April 1, 1998 had been depreciated using the declining-balance method, however, beginning in the fiscal year, the Company depreciates such buildings using the straight-line method.

This decision to change the method of depreciation was made for the following reasons after a review of its depreciation policies: Since the benefit from capital spending on facilities is considered not being influenced by their level of utilization, but is realized constantly in each period, the new method better reflects the underlying performance of the Company in the statements of income, based on the Company’s capital investments going forward.

In connection with the agreement to integrate its operations with those of Sankyo Company, Limited on May 13, 2005, and the establishment of a joint holding company, DAIICHI SANKYO COMPANY, LIMITED on September 28, 2005, the Company has recognized a need to conform its accounting policies to those of the new corporate group.

As a result of this accounting change, depreciation expense for the fiscal year was decreased by ¥121 million. Accordingly, operating income, ordinary income and income before income taxes all increased by ¥121 million as compared to the amounts that would have been reported had the previous method of accounting been consistently applied.

Intangible Assets:

Same as for the previous year

4.	Translation of Significant Assets and Liabilities Denominated in Foreign Currency to Yen

Same as for the previous year

Fiscal 2004

(For the year ended March 31, 2005)

5.	Methods of Determining Significant Allowances:

(1)	Allowance for Doubtful Accounts

The Company covers the risk of credit losses from potential customer defaults by providing this allowance. The allowance is estimated on the basis of historical default rates for normal accounts and individual account-by-account evaluation for specific over-due accounts.

(2)	Allowance for Investment Losses

To cover a decline in value of the investments in affiliated companies, the Company provides for an allowance based on the financial condition and future prospects for recovery of the affiliated companies.

(3)	Allowance for Sales Returns

To prepare for losses from potential returns of products after the fiscal year-end, the Company provides for an amount equal to the sum of gross profit and inventory losses on such returned products, based on its estimate of possible sales returns.

(4)	Allowance for Sales Rebates

To prepare for future sales rebates, the Company provides for this allowance in an amount calculated by multiplying in an estimated sales rebate percentage for the fiscal year by the amounts of accounts receivable from and inventories held by wholesalers’ at the end of the fiscal year.

(5)	Accrued Retirement and Severance Costs

To prepare for future payments of retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of the fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees at the time such prior service cost was incurred.

Actuarial gains and losses are amortized based on the straight-line method, beginning in the fiscal year following the year in which the gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees at the time such actuarial gain or loss occurred.

(Supplemental Information)

Accompanying the enactment of the Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labor and Welfare, on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees “Pension Fund.

For the fiscal year, as a result, the Company recognized an extraordinary gain of ¥11,747 million from the return of the substitutional portion of the employees’ pension fund to the government.

In addition, accompanying the enactment of the Defined Contribution Pension Plan Laws, the Company and certain of its domestic consolidated subsidiaries transferred a portion of their lump-sum retirement benefit plans to a defined contribution plan, which was accounted for under the provisions of “Accounting Principles for Transitions among Retirement Benefit Plans” (Corporate Accounting Guidelines No. 1).

This change in retirement benefit arrangement resulted in an extraordinary gain of ¥3,073 million for the fiscal year.

(6)	Accrued Directors’ Retirement and Severance Costs

To prepare for payments of directors’ retirement and severance benefits, the Company provides for an amount equal to the total benefits that would have become payable at the end of the fiscal year, in accordance with the internal policies, had all directors resigned voluntarily.

6.	Accounting for Significant Lease Transactions

Finance lease transactions are accounted for using the same method applied to operating lease transactions, with the exception for those finance leases in which the legal title of the underlying property is transferred from the lessor to the lessee.

Fiscal 2005

(For the year ended March 31, 2006)

5.	Methods of Determining Significant Allowances:

(1)	Allowance for Doubtful Accounts

Same as for the previous year

(2)	Allowance for Investment Losses

Same as for the previous year

(3)	Allowance for Sales Returns

Same as for the previous year

(4)	Allowance for Sales Rebates

Same as for the previous year

(5)	Accrued Retirement and Severance Costs

To prepare for future payments of retirement and severance benefits, the Company provides for an accrual based on estimated projected benefit obligations and plan assets at the end of the fiscal year.

Prior service cost is amortized under the straight-line method over a period of 10 years, which is equal to or less than the estimated average remaining years of service of the eligible employees at the time such prior service cost was incurred.

Actuarial gains and losses are amortized based on the straight-line method, beginning in the fiscal year following the year in which such gain or loss was initially measured, over a period of 10 years, which is equal to or less than the average remaining years of service of the eligible employees at the time such actuarial gain or loss occurred.

(Supplemental Information)

Accompanying the enactment of the Defined Benefit Pension Law, the Company received an approval of exemption from the Minister of Health, Labour and Welfare on January 1, 2005, from the obligation for pension payment liabilities related to past employee service with respect to the substitutional portion of its Employees’ Pension Fund, and on May 31, 2005, a payment was made to transfer the plan assets related to the substitutional portion to the government based on the minimum liability.

For the fiscal year, as a result of this return of plan assets, the Company recognized an extraordinary gain of ¥163 million.

(6)	Accrued Directors’ Retirement and Severance Costs

Same as for the previous year

6.	Accounting for Significant Lease Transactions

Same as for the previous year

Fiscal 2004

(For the year ended March 31, 2005)

7.	Significant Hedge Accounting Method

(1)	Hedge Accounting Method

The Company employs the deferred hedge method of accounting. Foreign exchange forward contracts that meet certain hedge criteria are accounted for as a hedge of underlying assets and liabilities.

(2)	Hedging Instruments and Hedged Items

Hedging Instruments: Foreign exchange forward contracts and other Hedged

Items: Assets denominated in foreign currencies.

(3)	Hedge Policy

The Company hedges foreign exchange rate fluctuation risks in accordance with its internal policies.

(4)	Method of Assessing Hedge Effectiveness

Based on its internal policies, the Company evaluates the effectiveness of hedges by examining the correlations between its hedging instruments and hedged items as a result of fluctuations in foreign currency exchange rates and confirms the effectiveness of its hedge relationship.

8.	Other Significant Accounting Policies

Accounting for Consumption Tax

The tax-exclusion (net of tax) method is used to account for the national and local consumption taxes.

Fiscal 2005

(For the year ended March 31, 2006)

7.	Significant Hedge Accounting Method

(1)	Hedge Accounting Method

Same as for the previous year

(2)	Hedging Instruments and Hedged Items

Same as for the previous year

(3)	Hedge Policy

Same as for the previous year

(4)	Method of Assessing Hedge Effectiveness

Same as for the previous year

8.	Other Significant Accounting Policies

Accounting for Consumption Tax

Same as for the previous year

Changes in Significant Principles and Policies for the Preparation of the Non-Consolidated Financial Statements

Fiscal 2005

Fiscal 2004

(For the year ended March 31, 2005)

–

Fiscal 2005

(For the year ended March 31, 2006)

(Accounting for Impairment of Property, Plant and Equipment)

Effective in the current fiscal year, the Company adopted the new accounting standard as required for impairment of property, plant and equipment (“Opinion Concerning Establishment of Accounting Standard for Impairment of Fixed Assets” issued by the Business Accounting Deliberation Council on August 9, 2002) and its implementation guidance (the Financial Accounting Standard Implementation Guidance No. 6 issued by the Accounting Standards Board of Japan on October 31, 2003). As a result of this adoption, income before income taxes was decreased by ¥842 million.

An accumulated impairment loss is recorded as direct reduction in the book value of respective assets in accordance with the revised regulations for financial statement presentation.

Notes to Non-Consolidated Financial Statements

(Notes to Non-Consolidated Balance Sheets)

As of March 31, 2005

*1. Authorized number of shares	789,000,000 common shares
Number of shares issued	286,453,235 common shares

*2.	Treasury stock

The number of share in treasury stock owned by the Company at the end of the fiscal year was 18,049,212 shares of common stock.

3.	Contingent Liabilities

(1)	The Company guarantees certain debt and other obligations owed to financial institutions

(Millions of yen)
Guarantees provided for employees’ (housing loans, etc)	2,540
Aventis Pasteur-Daiichi Vaccines Co., Ltd.	350

(2)	Trade export notes receivable discounted 78

*4.	Assets and liabilities related to affiliated to companies were as follows:

(Millions of yen)
Accounts receivable	831
Accounts payable	5,402

*5.	The Company holds the excess working capital of its subsidiaries

6.	Commitment Line Contracts

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at the fiscal year-end was as follows:

(Millions of yen)
Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—

Credit lines unused	30,000

7.	Limitations on Dividends

The restricted net assets of the Company, attributable the mark-to-market adjustment to the assets specified in Article 124-3 of the Commercial Code of Japan, was ¥18,115 million.

As of March 31, 2006

*1. Authorized number of shares	771,966,858 common shares

Under its Articles of Incorporation, the Company is authorized to issue 789,000,000 common shares. However on September 26, 2005, 17,033,142 common shares were retired.

Number of shares issued	269,420,093 common shares

*2.–

3.	Contingent Liabilities

(1) The Company guarantees certain debt and other obligations owed to financial institutions

(Millions of yen)
Guarantees provided for employees’ (housing loans, etc)	2,038
Sanofi- Pasteur-Daiichi Vaccines Co., Ltd.	350

(2)	Trade export notes receivable discounted 28

*4.	Assets and liabilities related to affiliated companies were as follows:

(Millions of yen)
Accounts receivable	891
Accounts payable	14,074

*5.	Same as for the previous year

6.	Commitment Line Contract

To facilitate the efficient raising of working capital, the Company maintains committed lines of credit with four financial institutions. The unused balance of credit lines under these commitments at the fiscal year-end was as follows:

(Millions of yen)
Total amount of committed credit lines	30,000
Less amount borrowed against credit lines	—

Credit lines unused	30,000

7.	Limitations on Dividends

The restricted net assets of the Company, attributable to the mark-to-market adjustment to the assets specified in Article 124-3 of the old Commercial Code of Japan, was ¥35,780 million.

(Notes to Non-Consolidated Statement of Income)

Fiscal 2004

(For the year ended March 31, 2005)

*1.	Research and development expenses included under selling, general and administrative expenses and manufacturing overhead costs

(Millions of yen)
43,886

*2.

(1)	Losses from application of the lower of cost or market method to inventories were accounted for at their net amount in non-operating expenses (loss on disposal and write-down of inventories) under the periodic reserve method.

(Millions of yen)
Reversal of valuation losses	414
Provision for evaluation losses	277

Net difference	(137)

(2)	The amount transferred to other accounts included expense items such as sales promotion and valuation losses.

*3.	The amount of procurement from affiliated companies included in cost of sale and selling, general and administrative expenses

(Millions of yen)
33,083

*4.	Of allowance for doubtful accounts recognized during the year, the amount relating to affiliates was as follows.

(Millions of yen)
297

*5.	A gain on sale of the veterinary and livestock feed product business was recognized as a result of sale of the domestic distribution rights and other intangibles related to its veterinary and livestock feed product business to a third-party.

*6.

*7.	Loss on settlement of vitamin-related anti-trust litigations

The loss on settlement of vitamin-related anti-trust litigations was related to a settlement of a part of the civil anti-trust class-action damage claims in connection with the Company’s vitamin transactions.

*8.	A restructuring charge was recorded for the one-time termination benefits provided to certain employees who were involuntarily transferred from the Company to a newly established wholly- owned subsidiary, Daiichi Pharmatech Co., Ltd.

*9.

Fiscal 2005

(For the year ended March 31, 2006)

*1.	Research and development expenses included under selling, general and administrative expenses and manufacturing overhead costs

(Millions of yen)
46,736

*2.

(1)	Losses from application of the lower of cost or market method to inventories were accounted for at their net amount in non-operating expenses (loss on disposal and write-down of inventories) under the periodic reserve method. During the fiscal year, the Company allocated to Daiichi Pharmatec Co., Ltd. a portion of the reversal, in the amount of ¥23 million, of the valuation losses that the Company had recognized in the previous fiscal year.

(Millions of yen)
Reversal of valuation losses	253
Provision for evaluation losses	207

Net difference	(46)

(2)	Same as for the previous year

*3.	The amount of procurement from affiliated companies included in cost of sale and selling, general and administrative expenses

(Millions of yen)
120,557

*4.	Of rental income recognized during the year, the amount relating to affiliates was as follows.

(Millions of yen)
1,448

*5.

*6.	Losses from business integration

The loss represents one-time costs associated with the integration of business operations of the Company and Sankyo Company, Limited. The breakdown of this expense is as follows

(Millions of yen)
Expenses associated with the integration of the healthcare business	448
Other research and consulting expenses	807

*7.	Loss on settlement of vitamin-related anti-trust litigations

The amount represents a penalty resulting from an unsuccessful appeal against the EC ruling that the Company participated in a vitamin cartel.

*8.

*9.	The Company classifies the operating assets held and used into asset groups on the basis of operating segments in the management reporting in consideration of similarities of products or business activities, the uniformity with group management, and future maintenance sustainability. On the other hand, idle assets that are not directly used for its business operations are grouped on a property by properly basis. For the fiscal year, the Company recorded an impairment loss on the following asset groups:

(Idle Assets)

Location	Function	Asset type	Status

Shiroish-ku, Sapporo	Former Sapporo Distribution Center site	Land	Idle

Shimotsuke-shi, Tochigi	Former Tochigi Research Center facility	Building, land, etc.	Idle

Because the above asset groups are idle and have uncertain prospects for future utilization, their book values have been written down to a recoverable amount and such reductions in the amount of ¥842 million were recorded as a loss on impairment in the extraordinary losses.

The impairment loss consisted of ¥420 million associated with buildings, ¥17 million associated with other structures, ¥5 million associated with machinery and equipment, ¥4 million associated with tools and instruments, and ¥394 million associated with land.

Fiscal 2004

(For the year ended March 31, 2005)

*10.	The breakdown of losses on sales of fixed assets was as follows:

(Millions of yen)
Buildings	382
Machinery, and equipment	132
Furniture, tools and fixtures	610

Fiscal 2004

(For the year ended March 31, 2005)

A recoverable amount of an asset group is estimated from its net realizable value, which is obtained based on third party appraisals.

*10.	The breakdown of losses on sales of fixed assets was as follows:

(Millions of yen)
Buildings	97
Machinery, and equipment	62
Furniture, tools and fixtures	35

(1) Marketable and Investment Securities

None of the stock of subsidiaries and affiliated companies has a quoted market price.

(2) Deferred Income Taxes

1.	Principal Components of Deferred Tax Assets and Liabilities

(Millions of yen)

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
Deferred tax assets:
Allowance for investment losses on affiliated companies	7,567	13,112
Depreciation	9,567	9,323
Prepaid consigned research and co-development expenses, etc.	3,468	4,389
Accrued expenses	3,183	2,996
Accrued enterprise tax payable	578	1,762
Payables to the defined contribution pension plan	2,127	1,131
Impairment losses on investment securities	1,005	848
Accrued retirement and severance costs	86	89
Other	3,706	4,778

Subtotal	31,291	38,433
Valuation allowance	(8,510)	(14,927)

Total deferred tax assets	22,781	23,505

Deferred tax liabilities:
Unrealized holding gain on available-for-sale securities	(12,345)	(24,386)
Prepaid pension costs	(6,822)	(5,782)
Reserve for reduction in basis of fixed assets for tax purposes	(1,798)	(1,793)

Total deferred tax liabilities	(20,967)	(31,961)

Net deferred tax assets (liabilities)	1,814	(8,456)

2. Reconciliation of the difference between the statutory tax rate and the Company’s effective tax rate

	Fiscal 2004 (As of March 31, 2005)	Fiscal 2005 (As of March 31, 2006)
	(percent)	(percent)
Statutory tax rate	40.5	40.5
(Adjustments)
Non-deductible permanent differences including entertainment and other expenses	3.8	3.2
Deductible permanent differences including dividend received deductions and other items	(0.7)	(1.1)
Per capita inhabitants’ taxes	0.2	0.2
Tax credit for research and development expenses	(5.5)	(7.8)
Increase in valuation allowance	19.0	10.9
Other	(0.3)	(0.2)

Effective tax rate	57.0	45.7

Per Share Information

Fiscal 2004 (For the year ended March 31, 2005)		Fiscal 2005 (For the year ended March 31, 2006)
Net assets per share	¥1,545.88	Net assets per share	¥1,587.54
Net income per share (basic)	¥71.53	Net income per share (basic)	¥115.65
Net income per share (diluted)	¥71.50	Net income per share (diluted)	¥115.62

Note: Calculations of basic and diluted net income per share were based on the following numerators and denominators:

(Millions of yen)

	Fiscal Year 2004: (For the year ended March 31, 2005)	Fiscal Year 2005: (For the year ended March 31, 2006)
Net income per share (basic):
Net income	19,303	31,199

Amount not available for common shareholders	100	80

(Including directors’ bonuses paid from net income of)	(100)	(80)

Net income available for dividends on common shares	19,203	31,119

Weighted-average number of common shares outstanding during the year (1,000 shares)	268,481	269,078

Net income per share (diluted):
Additional dilutive common shares (1,000 shares)	111	70

(Including dilutive effect of stock options of) (1,000 shares)	(111)	(70)

Descriptions of potentially dilutive common shares that were not included in the computation of diluted net income per share because of their anti-dilutive effect.	Two share subscription right plans (related to 1,001 thousand shares) and one share purchase option plan (related to 4,090 units of options).	Two share subscription right plans (related to 1,001 thousand shares) All outstanding stock options were cancelled before the end of the fiscal year.

(Subsequent Events)

Fiscal 2004

•	Details on the integration of the Company’s operations with Sankyo Co., Ltd. though the formation of a joint holding company are provided on EDINET.

•	Details on the termination of stock option agreements are also available on EDINET.

Fiscal 2005

      None applicable

5.	Proposed Changes in Membership of the Board of Directors and Corporate Officers

(as of June 28, 2006)

1.	Changes in Representative Directors*

(1)	Candidates scheduled for election to Representative Director

Representative Director and Senior Managing Director	Tadao Suzuki
(Currently, Senior Managing Director)

Representative Director and Senior Managing Director	Tsutomu Une
(Currently, Managing Director)

(2)	Directors Scheduled to Retire

    Kenichi Mizutani (Currently, Representative Director and Senior Managing Director)

    Scheduled to be elected advisor of Daiichi Pharmaceutical Co., Ltd.

2.	Promotions of Directors

Managing Director	Hiroshi Sugiyama (Currently, Board Director, General Manager of Clinical Development Department 1)

Managing Director	Toru Kuroda (Currently, Board Director, General Manager of Corporate Planning Department)

Managing Director	Akira Nagano (Currently, Board of Director, Post-Marketing Surveillance/Quality Assurance)

3.	Changes of Corporate Officers

(Candidates scheduled for election to Corporate Officers)

Corporate Officer	Masayuki Okamura (Currently, General Manager of Osaka Branch)

Corporate Officer	Tatsuro Miyagawa (Currently, General Manager of Corporate Communications Department)

Corporate Officer	Seiichi Yokoyama (Currently, Board Director of Daiichi Asubio Pharma Co., Ltd.)

(Corporate Officer scheduled to retire)

Corporate Officer	Yuichi Kanou (Currently, Board Director and Executive Vice President of Daiichi Sankyo Healthcare Co., Ltd.)

Scheduled to be re-elected Board Director and Executive Vice President of Daiichi Sankyo Healthcare Co., Ltd.